05008460

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Evergreen Marine Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 01 2005
THOMSON FINANCIAL

FILE NO. 82- 4420 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dly

DAT : 6/1/05

82-4420

DIWAN, ERNST & YOUNG

致遠會計師事務所

RECEIVED
2005 JUN -1 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS
12-31-04

EVERGREEN MARINE CORPORATION
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT AUDITORS
FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Diwan, Ernst & Young
致遠會計師事務所

9th Floor
International Trade Bldg.
Taipei World Trade Center
333 Keelung Rd., Sec. 1
Taipei 110, Taiwan, R.O.C.
台北市基隆路一段３３３號９樓

Phone: 886 2 2720 4000
Fax : 886 2 2757 6050

English Translation of a Report Originally Issued in Chinese

Report of Independent Auditors

The Board of Directors and Stockholders
Evergreen Marine Corporation

We have audited the accompanying balance sheets of Evergreen Marine Corporation (the "Company") as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of all the investee companies accounted for under the equity method. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion expressed herein, insofar as it related to amounts included for those investee companies accounted for under the equity method, is based solely on the reports of other auditors. Those statements reflect long-term investments of 44,125,248 thousand New Taiwan dollars and 37,210,419 thousand New Taiwan dollars, constituting 47.58% and 47.85% of the total assets as of December 31, 2004 and 2003, respectively, and reflect investment income of 8,591,961 thousand New Taiwan dollars and 6,153,187 thousand New Taiwan dollars, constituting 63.16% and 155.17% of the pre-tax net income for the years ended December 31, 2004 and 2003, respectively.

We conducted our audits in accordance with the "Regulations for Auditing and Certification of Financial Statements by Certified Public Accountants" and auditing standards generally accepted in the Republic of China on Taiwan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Marine Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with the "Guidelines for Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China on Taiwan.

We have also audited the consolidated financial statements of Evergreen Marine Corporation and its subsidiaries as of and for the years ended December 31, 2004 and 2003, on which we have issued an unqualified opinion with explanatory paragraph thereon.

Diwan, Ernst & Young

April 1, 2005
Taipei, Taiwan
Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China on Taiwan and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China on Taiwan.

English Translation of Financial Statements Originally Issued in Chinese
EVERGREEN MARINE CORPORATION
BALANCE SHEETS
December 31, 2004 and 2003
(Expressed in New Taiwan Thousand Dollars)

ASSETS	December 31, 2004	December 31, 2003
Current Assets		
Cash and cash equivalents (Notes B & D1)	$4,171,007	$2,623,647
Short-term investments, net (Notes B, D2 & F)	16,990,797	5,381,620
Notes receivable (Note B)	35	61
Accounts receivable, net (Notes B & D3)	3,066,671	2,761,970
Accounts receivable - related parties (Notes B, D3 & E)	365,055	177,770
Other receivables (Notes B & D4)	284,534	506,621
Other receivables - related parties (Notes B, D4 & E)	27,247	203,652
Other financial assets - current, net (Notes B & D5)	61,058	28,956
Inventories (Notes B & D6)	439,249	436,202
Prepayments	135,383	167,611
Deferred income tax assets - current (Notes B & D23)	-	19,247
Restricted assets - current (Note F)	135,200	134,352
Other current assets (Notes D7 & E)	3,071,144	5,016,953
Total Current Assets	28,747,380	17,458,662
Long-Term Investments (Notes B, D8, E & F)		
Long-term equity investments		
Under the equity method	51,589,349	44,691,290
Under the cost method	2,640,918	3,038,625
Long-term bond investments	-	500,000
Other long-term investments	312	312
Other financial assets - non-current	135,330	-
Total Long-Term Investments	54,365,909	48,230,227
Property, Plant and Equipment (Notes B, D9, E & F)		
Land	1,998,859	1,998,859
Buildings	1,356,403	1,355,934
Loading/discharging equipment	3,079,785	3,075,472
Computer equipment	175,468	177,432
Transportation equipment	17,102,718	17,351,882
Ships and equipment	9,877,935	9,877,935
Dock facilities	738,990	910,312
Office equipment	203,638	178,515
Costs and revaluation increments	34,533,796	34,926,341
Less: Accumulated depreciation	(25,750,580)	(24,174,437)
Prepayments for equipment	28,239	381
Total Property, Plant and Equipment, Net	8,811,455	10,752,285
Intangible Assets		
Deferred pension costs (Notes B & D17)	146,175	140,536
Other Assets		
Refundable deposits	42,408	43,320
Deferred charges (Note B)	198,997	254,042
Long-term installment receivables (Note D10)	418,933	530,569
Restricted assets - non-current (Note F)	-	349,666
Total Other Assets	660,338	1,177,597
TOTAL ASSETS	$92,731,257	$77,759,307

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2004	December 31, 2003
Current Liabilities		
Short-term loans (Note D11)	$2,795,303	$4,065,514
Short-term bills payable (Note D12)	2,099,091	1,569,555
Notes payable	11,282	19,903
Notes payable - related parties (Note E)	1,388	5,270
Accounts payable	1,426,649	1,452,646
Accounts payable - related parties (Note E)	1,843,622	419,239
Income tax payable (Notes B & D23)	358,918	56,233
Accrued expenses (Notes B & D13)	3,359,876	2,750,382
Other payables - related parties (Note E)	10,761	10,194
Other payables	98,016	113,517
Long-term liabilities due within one year (Note D14)	4,525,199	5,200,855
Other current liabilities	769,873	3,342,931
Deferred income tax liabilities - current (Notes B & D23)	19,964	-
Total Current Liabilities	17,319,942	19,006,239
Long-Term Liabilities (Note B)		
Corporate bonds payable (Note D15)	9,957,832	7,000,000
Long-term loans (Note D16)	10,735,000	10,613,204
Total Long-Term Liabilities	20,692,832	17,613,204
Other Liabilities		
Accrued pension liability (Notes B & D17)	624,127	170,644
Guarantee deposits received	85	85
Deferred income tax liabilities - non-current (Notes B & D23)	1,493,437	357,763
Deferred credits	324,289	324,289
Total Other Liabilities	2,441,938	852,781
Total Liabilities	40,454,712	37,472,224
Capital Stock (Note D18)		
Common stock	24,259,425	21,468,777
Capital Surplus (Note D19)		
Paid-in capital in excess of par - common stock	2,545,963	-
Donated capital	371	371
Long-term investments	1,477,886	1,570,395
Others	6,713	6,713
Total Capital Surplus	4,030,933	1,577,479
Retained Earnings (Note D20)		
Legal reserve	4,012,127	3,651,650
Special reserve	957,344	957,344
Unappropriated retained earnings	18,681,936	9,606,098
Total Retained Earnings	23,651,407	14,215,092
Equity Adjustments		
Unrealized loss on decline in market value of long-term equity investments	-	(11,948)
Cumulative translation adjustments (Note B)	856,564	3,150,328
Net loss not recognized as pension cost (Note B)	(594,695)	(156,126)
Deferred credits	72,911	43,481
Total Equity Adjustments	334,780	3,025,735
Total Stockholders' Equity	52,276,545	40,287,083
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$92,731,257	$77,759,307

The accompanying notes are an integral part of the financial statements.
(Please refer to Diwan, Ernst & Young independent auditors' report dated April 1, 2005.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF INCOME

For the Years Ended December 31, 2004 and 2003

(Expressed in New Taiwan Thousand Dollars, Except Earnings Per Share)

	Year Ended December 31, 2004	Year Ended December 31, 2003
Operating Revenues (Notes B, D21 & E)	$41,924,420	$35,207,238
Operating Costs (Notes D22 & E)	(34,102,562)	(34,166,864)
Gross Profit	7,821,858	1,040,374
Operating Expenses (Notes D22 & E)	(2,734,209)	(2,719,027)
General and administrative expenses	(2,734,209)	(2,719,027)
Operating Profit (Loss)	5,087,649	(1,678,653)
Non-Operating Income		
Interest income (Note E)	62,721	82,329
Investment income accounted for under the equity method (Note D8)	8,959,281	6,366,318
Dividend income	52,007	60,353
Gain on disposal of property, plant and equipment (Notes B & E)	72,807	949
Gain on disposal of investments (Note E)	-	61,963
Rent income (Note E)	49,298	48,314
Gain on market price recovery of short-term investments (Note B)	3,619	37,514
Others	88,391	180,134
Total Non-Operating Income	9,288,124	6,837,874
Non-Operating Expenses		
Interest expense	(602,444)	(953,877)
Other investment loss	-	(8,800)
Loss on disposal of property, plant and equipment (Notes B & E)	(4,575)	(10,073)
Loss on disposal of investments	(4,867)	-
Foreign exchange loss (Note B)	(32,579)	(132,827)
Financial expenses	(80,549)	(72,064)
Others	(47,278)	(16,051)
Total Non-Operating Expenses	(772,292)	(1,193,692)
Income before Income Tax	13,603,481	3,965,529
Income Tax Expense (Notes B & D23)	(1,518,812)	(360,753)
NET INCOME	$12,084,669	$3,604,776
Earnings Per Share (after retroactive adjustments) (in dollars) (Notes B & D24)		
Basic earnings per share		
Income before income tax	$5.96	$1.74
Net income	$5.29	$1.58
Diluted earnings per share		
Income before income tax	$5.50	$1.74
Net income	$4.89	$1.58

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated April 1, 2005.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2004 and 2003

(Expressed in New Taiwan Thousand Dollars)

			Retained Earnings							
	Common Stock	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Retained Earnings	Unrealized Loss on Decline in Market Value of Long-Term Equity Investments	Cumulative Translation Adjustments	Net Loss not Recognized as Pension Cost	Deferred Credits	Total
Balance, January 1, 2003	$21,047,821	$1,824,709	$3,532,168	$2,427,477	$5,532,584	$(35,671)	$3,150,628	$(63,698)	$25,943	$37,441,961
Appropriation of 2002 earnings										
Legal reserve			119,482		(119,482)					-
Stock dividends	420,956				(420,956)					-
Cash dividends					(420,957)					(420,957)
Bonuses for employees					(40,000)					(40,000)
Special reserve reclassified to retained earnings				(1,470,133)	1,470,133					-
Adjustments arising from long-term equity investments accounted for under equity method										
Adjustments on capital surplus due to changes in percentage of shareholding		(245,840)								(245,840)
Recognition of changes in investees' capital surplus based on percentage of shareholding		(1,390)								(1,390)
Unrealized loss on decline in market value of long-term equity investments						23,723				23,723
Cumulative translation adjustments							(300)			(300)
Adjustments on deferred credits									17,538	17,538
Net loss not recognized as pension cost								(7,990)		(7,990)
Net loss not recognized as pension cost								(84,438)		(84,438)
Net income for 2003					3,604,776					3,604,776
Balance, December 31, 2003	21,468,777	1,577,479	3,651,650	957,344	9,606,098	(11,948)	3,150,328	(156,126)	43,481	40,287,083
Appropriation of 2003 earnings										
Legal reserve			360,477		(360,477)					-
Stock dividends	1,288,127				(1,288,127)					-
Cash dividends					(1,288,127)					(1,288,127)
Bonuses for employees					(50,000)					(50,000)
Remuneration to directors and supervisors					(22,100)					(22,100)
Common stock converted from convertible bonds	1,502,521	2,545,963								4,048,484
Adjustments arising from long-term equity investments accounted for under equity method										
Adjustments due to conversion of convertible bonds		48,751								48,751
Adjustments on capital surplus due to changes in percentage of shareholding		(141,991)								(141,991)
Recognition of changes in investees' capital surplus based on percentage of shareholding		731								731
Unrealized loss on decline in market value of long-term equity investments						11,948				11,948
Cumulative translation adjustments							(2,284,353)			(2,284,353)
Adjustments on deferred credits									29,430	29,430
Net loss not recognized as pension cost								(18,207)		(18,207)
Cumulative translation adjustments							(9,411)			(9,411)
Net loss not recognized as pension cost								(420,362)		(420,362)
Net income for 2004					12,084,669					12,084,669
Balance, December 31, 2004	$24,259,425	$4,030,933	$4,012,127	$957,344	$18,681,936	$-	$856,564	$(594,695)	$72,911	$52,276,545

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated April 1, 2005.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004 and 2003

(Expressed in New Taiwan Thousand Dollars)

	Year Ended December 31, 2004	Year Ended December 31, 2003
Cash Flows from Operating Activities		
Net income	$12,084,669	$3,604,776
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation	1,503,442	1,905,817
Amortization	59,536	54,084
Reclassification of depreciation of dock facilities to operating costs and others	183,598	182,889
Reclassification of amortization of deferred charges to others	78,948	63,010
Net (gain) loss on disposal of property, plant and equipment	(68,232)	9,124
Excess of equity-accounted investment income over cash dividends	(8,741,750)	(6,035,695)
Realized income from capital reduction	(3,968)	-
Net loss (gain) on disposal of investments	4,867	(61,963)
Gain on recovery of market value of short-term investments	(3,619)	(37,514)
Realized loss on decline in market value of short-term investments	-	8,800
Increase in short-term investments held for trading purposes	(11,581,469)	(3,233,260)
(Increase) decrease in notes and accounts receivable	(491,960)	900,352
Decrease in other receivables	403,586	1,858,270
Increase in other financial assets - current	(61,058)	(28,956)
Increase in inventories	(3,047)	(16,847)
Decrease in prepayments	32,228	198,710
Net (increase) decrease in agent accounts	(457,047)	3,900,127
(Increase) decrease in agency reciprocal accounts	(752)	1,070
(Increase) decrease in restricted assets	(848)	5,807
Decrease (increase) in other current assets	9,627	(286)
Decrease (increase) in refundable deposits	912	(3,215)
Increase (decrease) in notes and accounts payable	1,385,883	(453,456)
Increase in income tax payable	302,685	22,015
Increase (decrease) in accrued expenses	609,494	(635,639)
Decrease in other payables	(14,934)	(459)
Increase in other current liabilities	254,836	29
Net change in accrued pension liability	27,481	8,437
Increase in guarantee deposits received	-	24
Net change in deferred income tax assets/liabilities	1,174,885	280,518
Net cash (used in) provided by operating activities	(3,312,007)	2,496,569
Cash Flows from Investing Activities		
Acquisition of long-term investments	(61,737)	(4,125,377)
Proceeds from disposal of long-term investments	40,041	83,245
Proceed from capital reduction by investee	413,371	-
Increase in other financial assets - non-current	(144,741)	-
Acquisition of property, plant and equipment	(857,255)	(1,470,082)
Proceeds from disposal of property, plant and equipment	756,755	1,138,097
Increase in deferred charges	(95,542)	(108,161)
Decrease in long-term receivables	106,542	100,046
Net cash provided by (used in) investing activities	157,434	(4,382,232)
Cash Flows from Financing Activities		
Decrease in short-term loans	(1,270,211)	2,298,514
Increase (decrease) in short-term bills payable	529,536	(480,156)
Increase (decrease) in corporate bonds payable	6,007,029	(1,720,000)
Increase in long-term bank loans	446,140	2,427,711
Decrease (increase) in restricted assets	349,666	(315,970)
Distribution of cash dividends	(1,288,127)	(420,957)
Distribution of remuneration to directors and supervisors and bonus to employees	(72,100)	(40,000)
Net cash provided by financing activities	4,701,933	1,749,142
Net Increase (Decrease) in Cash and Cash Equivalents	1,547,360	(136,521)
Cash and Cash Equivalents, Beginning of Year	2,623,647	2,760,168
Cash and Cash Equivalents, End of Year	$4,171,007	$2,623,647
Supplemental Information:		
Interest paid	$701,983	$1,008,471
Less: Capitalized interest	-	-
Interest paid, excluding capitalized interest	$701,983	$1,008,471
Income tax paid	$41,130	$2,195
Financing Activities not Affecting Cash Flows:		
Long-term liabilities due within one year	$4,525,199	$5,200,855
Capitalization of retained earnings	$1,288,127	$420,956
Conversion of convertible bonds into common stock	$4,049,197	$-

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated April 1, 2005.)

EVERGREEN MARINE CORPORATION
Notes to Financial Statements
December 31, 2004 and 2003
(Expressed in New Taiwan thousand dollars unless otherwise stated)

A. ORGANIZATION AND OPERATIONS

1. Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services and distribution of containers.

2. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company had 1,306 and 1,450 employees as of December 31, 2004 and 2003, respectively.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with the "Guidelines for Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China on Taiwan. The significant accounting polices are summarized below.

1. Classification of current and non-current assets and liabilities

Current assets consist of cash and cash equivalents, short-term investments and other assets, which are expected to be converted into cash, sold, or consumed within one year from the balance sheet date. Current liabilities consist of payables, loans and other liabilities which, in the normal course of business, are to be paid back by current assets or other current liabilities within one year from the balance sheet date.

2. Accounting estimation

(1) In preparation of the financial statements, the Company make significant accounting estimation and assumptions in accordance with the generally accepted accounting principles. These estimation and assumptions would affect the amounts stated in the balance sheet on the balance sheet date, disclosure of contingent assets and liabilities, and the amounts of revenues and expenses for the accounting period. However, there might be differences between the actual result and estimation.

(2) Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated as per past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3. **Cash and cash equivalents**

Cash and cash equivalents are cash, unrestricted bank deposits and other highly liquid investments.

4. **Short-term investments**

Short-term investments are initially stated at cost determined by the moving weighted-average method and restated at the lower of cost or market value method on the balance sheet date. The market value of listed equity securities is determined by the average closing prices in the last month of the accounting period. The market values for foreign stocks and domestic open-end mutual funds are determined by their closing prices and the net worth per share on the balance sheet date, respectively. Any loss on declines in market value is recorded as current non-operating loss. The loss on the decline in market value or gain on the market price recovery is recorded as current non-operating loss or income. Stock dividends received are accounted for as an increase in the number of shares held rather than investment income, and the average cost per share is recomputed accordingly on a weighted-average basis.

5. **Allowance for doubtful accounts**

The allowance for doubtful accounts is provided based on the collectibility and aging analysis of notes and accounts receivable and other receivables.

6. **Other financial assets**

Other financial assets are the financial assets other than cash and cash equivalents, short-term investments, notes and accounts receivable, long-term equity and bond investments, restricted bank deposits, and refundable deposits.

7. **Inventories**

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purpose at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year.

8. **Long-term equity investments**

(1) Long-term equity investments are stated at historical cost and revalued at the end of the fiscal year. For the investee companies in which the Company holds less than 20% of the voting shares or over which the Company cannot exercise significant influence, the lower of cost or market value method is applied if the investees are listed companies. The unrealized loss resulting from the decline in market value of such investments is charged to stockholders' equity. If the investees are non-listed companies, the cost method is applied. When the loss in investment value is permanent and the possibility of a recovery in value is remote, the book value is adjusted and an investment loss is recognized accordingly.

(2) The equity method is applied where the Company holds more than 20% of the voting shares and can exercise significant influence over the investees. The difference between the investment cost and the stocks' net worth is amortized over five years on a straight-line basis. Any unrealized loss arising from the transactions between the Company and the invetees is eliminated.

(3) Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars in accordance with the Statement of Financial Accounting Standards (SFAS) No.14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements". The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

(4) For the investee companies of which the Company holds more than 50% of the voting shares, the equity method is applied and the accounts of those investess are required to be consolidated into those of the Company. However, consolidation is not required when the investee's individual total assets or total operating revenues are less than 10% of the Company's respective unconsolidated amounts. Where the combined total assets or total operating revenues of all the investees not meeting the above consolidation requirement exceed 30% of the Company's respective unconsolidated amounts, consolidation is also mandatory for the investees whose individual total assets or total operating revenues exceed 3% of the Company's respective unconsolidated amounts unless the percentage falls below 20% in the future.

9. Property, plant and equipment

(1) Property, plant and equipment are stated at cost plus capitalized interest. Expenditures incurred on major improvements or renewals that will increase the efficiency or prolong the useful lives of the assets are capitalized. Other expenditures related to regular maintenance and repairs are expensed as incurred. Gains or losses on disposal of property, plant and equipment are credited or charged to non-operating income in the year of disposal.

(2) Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Authority plus one year for salvage value.

(3) For ships and equipment that are still in use after expiration of their useful life, depreciation is provided based on the original method and the reassessed useful life and salvage value. For other assets that are still in use after expiration of their useful life, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000.

10. Deferred charges

Deferred charges refer to the expenses incurred on the use of container yards, issuance of corporate bonds, computer software and cable installation. The charges are amortized on a straight-line basis over seven years for the use of container yards and the issuing period for corporate bond issuance with the rest being amortized over 2-3 years.

11. Convertible bonds

(1) The difference between the issue price and face value of convertible corporate bonds is accounted for as premium or discount which is required to be amortized over the period from the date of issuance to maturity date in accordance with the interest method. Premium or discount on convertible corporate bonds with redemption options is required to be amortized over the period from the date of issuance to the expiry date of the redemption right. The excess of the redemption price over the face value of the

convertible bonds is recognized as liability on interest compensation under the interest method during the period from the date of issuance to the expiry date of the redemption right.

(2) Conversion of convertible bonds is accounted for by the book value method. The unamortized premium or discount, issuance cost, accrued interest payable, interest payable by the bondholders, liability on interest compensation and the face value of the bonds are netted on the date of conversion, and the resulting net amount is reversed accordingly. The excess of the net amount over the par value of the converted stock is recorded as capital surplus.

(3) Where the bondholders do not exercise the redemption option before it expires, the interest compensation is amortized according to the interest method over the period from the date following the expiry date of the redemption option to the maturity date of the bonds. Where the market price of the stocks that can be converted from the convertible bonds on the expiry date of the redemption option exceeds the redemption price, the interest compensation recognized is reclassified to capital surplus.

12. Long-term liabilities

The liabilities that expire within twelve months from the balance sheet date are recorded as long-term liabilities when the following conditions are met:

(1) The original contract period exceeds twelve months;
(2) The Company intends to do a long-term refinancing; and
(3) The liabilities are refinanced or rolled over before the financial statements are issued.

13. Pensions

(1) The Company's pension plan applies to all permanent employees. For the first fifteen years of service, two points are rewarded for each year of service. For service period exceeding 15 years, one point is rewarded for each additional year of service with a maximum of 45 points allowed. Pensions paid upon retirement are based on the service period and the average monthly salary of the six months prior to the approval of retirement. The Company's staff retirement and relief scheme has been revised several times and was approved by the Taipei City Government. The main purpose of the revision is to allow the employees transferred to related companies to apply for pensions as retired employees.

(2) Pursuant to the letter (91) Fu-Lao-2-Tze 09132271100 issued by the Taipei City Government on May 22, 2002 and the letter (91) Cai-Pei-Kuo-Shui-Shen-1-Tze 091003376 issued by the National Tax Administration (NTA) of Taipei on May 31, 2002, the Company revised the contribution rate for pension fund from 10.76% of the total monthly salary to 8.25% starting from March 2002. Pursuant to the letter (92) Bei-Shi-Lao-2-Tze 09232103200 issued by the Taipei City Government and the letter (92) Cai-Pei-Kuo-Shui-Shen-1-Tze 0920046375 issued by the NTA of Taipei on May 13, 2003, the contribution rate for pension fund was revised again from 8.25% of the total monthly salary to 9.6% starting from April 2003. The pension fund is deposited with the Central Trust of China in an exclusive account.

(3) In accordance with the SFAS No.18, "Accounting for Pensions", the Company has recognized pension costs based on the actuarial report since 1995.

14. Revenue recognition

Recognition of revenues is accounted for in accordance with the SFAS No.32, "Accounting for Revenue Recognition".

15. Income taxes

(1) Projected income tax is estimated based on the expected taxable income for the current year. Difference between the estimated tax and the actual tax paid is recorded as an adjustment to income tax expense for the current year. An additional 10% tax is levied on unappropriated retained earnings, which is recorded as income tax expense for the year when the tax is levied.

(2) Inter-period and intra-period income taxes are allocated in accordance with the SFAS No.22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carryforwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected realizability of the deferred income tax assets.

(3) Income tax credits are accounted for in accordance with the SFAS No.12, "Accounting for Income Tax Credits" and are recognized in the year when the related expenditures are incurred.

16. Basic (diluted) earnings per share

Basic earnings per share are calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash injection (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. Where the effective dates of the above-mentioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effects of the convertible bonds.

17. Foreign currency transactions

(1) The Company maintains its books of accounts in New Taiwan dollars. Transactions denominated in foreign currencies are converted into New Taiwan dollars at the exchange rate prevailing on the transaction date. In accordance with the SFAS No.14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements", foreign currency denominated receivables and payables are adjusted on the balance sheet date based on the spot exchange rate on that date. The unrealized foreign exchange gain (loss) due to the adjustment as well as the realized foreign exchange gain (loss) due to the exchange rate fluctuation when the foreign currency

denominated receivables or payables are collected or paid off is credited or charged to non-operating income.

(2) The long-term investments accounted for under the cost method are translated into New Taiwan dollars on the balance sheet date at the spot exchange rate on that date. If the translated amount of the long-term investments is less than their initial cost, their carrying amount is written down to the translated amount, and the difference between the translated amount and the initial cost is recorded as "cumulative translation adjustment" under stockholders' equity. If the translated amount exceeds the initial cost, the carrying amount of the long-term investments is maintained at their initial cost.

18. Derivative financial instruments

Disclosure of derivative financial instruments is accounted for in accordance with the SFAS No.27, "Disclosure of Financial Instruments". The derivative financial instruments undertaken by the Company and the related accounting policies are summarized below.

(1) Options

Premiums received for options written are recorded as a liability, whereas those paid for options bought are recorded as an asset. When the options are exercised, the premiums are reversed, and the gains or losses arising from the exercise of the option contracts are credited or charged to current income. The options that are outstanding or remain unexercised on the balance sheet date are revalued based on their market prices on that date, and the resulting gains or losses are credited or charged to current income.

(2) Interest rate swaps

Interest rate swaps undertaken for risk hedging purposes are recorded in the memorandum account on the contract date. The interest received or paid upon each settlement, or accrued on the balance sheet date, is recorded as an adjustment to current interest income or expense.

(3) Cross-currency swaps

Cross-currency swap contracts are undertaken for the Company's borrowings denominated in foreign currencies. The difference between the interest received or paid upon each settlement is recorded as an adjustment to current interest income or expense.

(4) Currency forwards

Currency forward contracts undertaken to hedge the exchange rate risk arising from foreign currency denominated receivables and payables are recorded at the spot rate on the contract date, and the difference between the spot rate and the contract rate is amortized over the contract period. On the balance sheet date, the contracts are restated based on the spot rate prevailing on that date, and the resulting exchange difference is credited or charged to current foreign exchange gain. The exchange differences arising from the settlement of the contracts are also credited or charged to current foreign exchange gain. For the currency forward contracts utilized to hedge exchange rate risk arising from foreign operating branches' net investments, the exchange difference is recorded as cumulative translation adjustment under stockholders' equity.

(5) Oil swaps

Oil swap contracts are undertaken to hedge the fluctuations in oil prices. The amount received or paid on the settlement date is credited or charged to current fuel expense.

C. CHANGES IN ACCOUNTING PRINCIPLES

None.

D. DETAILS OF SIGNIFICANT ACCOUNTS

1. Cash and cash equivalents

	December 31, 2004	December 31, 2003
Cash	$26,114	$31,688
Demand deposits	89,689	111,375
Checking account deposits	82,906	155,970
Foreign currency deposits	1,474,578	518,755
Time deposits (New Taiwan dollars)	-	3,050
Time deposits (foreign currencies)	2,451,292	1,757,231
Cash equivalents	74,892	25,717
Add: Unrealized foreign exchange gain (loss)	(28,464)	19,861
Total	$4,171,007	$2,623,647

The interest rates on the above time deposits for the years ended December 31, 2004 and 2003 ranged from 2.18% to 2.42%, and 1.4% to 3%, respectively.

2. Short-term investments

	December 31, 2004	December 31, 2003
Equity securities	$233,204	$175,596
Notes and bills	-	17,415
Mutual funds	16,432,370	5,138,324
Government bonds	40,944	61,416
Corporate bonds	3,948	13,948
Bonds purchased under resell agreements	301,791	-
Subtotal	17,012,257	5,406,699
Less: Allowance for loss on decline in market value	(21,460)	(25,079)
Short-term investments, net	$16,990,797	$5,381,620

As of December 31, 2004 and 2003, certain short-term investments were pledged as collaterals for issuance of commercial papers. Please refer to Note F for details.

3. Accounts receivable

	December 31, 2004	December 31, 2003
Non-related parties	$3,131,294	$2,765,747
Less: Unrealized foreign exchange loss	(63,046)	(2,200)
Allowance for doubtful accounts	(1,577)	(1,577)
Subtotal	3,066,671	2,761,970
Related parties	365,055	177,770
Accounts receivable, net	$3,431,726	$2,939,740

4. Other receivables

	December 31, 2004	December 31, 2003
Non-related parties		
Accrued income	$6,683	$6,117
Tax refund receivable	71,968	51,829
Current portion of long-term installment receivables	88,246	83,152
Others	117,637	365,523
Subtotal	284,534	506,621
Related parties		
Agency accounts receivable	-	782
Accrued income	-	20,368
Others	27,247	182,502
Subtotal	27,247	203,652
Total	$311,781	$710,273

5. Other financial assets - current

	December 31, 2004	December 31, 2003
Equity-linked notes	$66,951	$28,956
Less: Allowance for loss on decline in market value	(5,893)	-
Other financial assets – current, net	$61,058	$28,956

As of December 31, 2004 and 2003, none of the above financial assets was pledged as collateral.

6. Inventories

	December 31, 2004	December 31, 2003
Fuel	$439,249	$436,202

7. Other current assets

	December 31, 2004	December 31, 2003
Agency accounts	$3,004,641	$4,941,576
Agency reciprocal accounts	24,771	24,018
Temporary debits	41,732	51,359
Total	$3,071,144	$5,016,953

(1) Agency accounts

The Company has entered into agreements with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

(2) Agency reciprocal accounts

The Company has been appointed by Evergreen International S.A., Greencompass Marine S.A., Lloyd Triestino Di Navigazione S.P.A. and Hatsu Marine Limited as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

8. Long-term investments

	December 31, 2004	December 31, 2003
Long-term equity investments	$54,230,267	$47,729,915
Long-term bond investments	-	500,000
Other long-term investments	312	312
Other financial assets - non-current	135,330	-
Total	$54,365,909	$48,230,227

(1) Long-term equity investments

	December 31, 2004		December 31, 2003	
	Amount	Ownership (%)	Amount	Ownership (%)
Equity method				
Peony Investment S.A.	$34,672,963	100.00	$28,311,697	100.00
Taiwan Terminal Services Co., Ltd.	85,082	55.00	74,997	55.00
Charng Yang Development Co., Ltd.	374,111	40.00	345,674	40.00
Evergreen International Storage and Transport Corporation	7,224,024	39.74	7,250,154	39.74
Evergreen Security Corporation	33,932	31.25	30,746	31.25
EVA Airways Corporation	9,035,433	20.96	8,522,302	22.30
Taipei Port Container Terminal Corporation	154,995	20.00	155,720	20.00
Toplogis Technology Corporation	8,809	25.00	-	-
Subtotal	51,589,349		44,691,290	
Cost method				
Dongbu Pusan Container Terminal Co., Ltd.	-	-	40,041	15.00
Power World Fund Inc.	50,000	5.68	50,000	5.68
Fubon Securities Finance Co., Ltd.	190,322	4.93	299,725	4.93
Taiwan HSR Consortium	1,250,000	2.53	1,250,000	2.53
Linden Technologies Inc.	15,372	2.53	15,372	2.53
Taiwan Fixed Network Co., Ltd.	700,000	1.08	1,000,000	1.08
Well Long Information Co., Ltd.	1,300	0.14	1,300	0.14
Subtotal	2,206,994		2,656,438	
Lower of cost or market value method				
Central Reinsurance Corp.	426,581	8.73	374,844	8.98
Fubon Financial Holding Co., Ltd.	7,343	0.03	7,343	0.03
Less: Allowance for loss on decline in market value	-		-	-
Subtotal	433,924		382,187	
Total	$54,230,267		$47,729,915	

(a) The investment income of $8,959,281 thousand and $6,366,318 thousand recognized for all the above investees accounted for under the equity method for the years ended December 31, 2004 and 2003, respectively, were based on their audited financial statements for the corresponding periods.

(b) On June 5, 2003, the Company's Board of Directors resolved to purchase the domestic unsecured convertible bonds issued by EVA Airways Corporation, totaling $500 million (face value). As the Company intended to hold the investment in the above convertible bonds for long-term purposes, they were recorded under long-term bond investments. In March 2004, the Company converted all the convertible bonds into 46,382 thousand shares of EVA Airways' common stock at $10.78 per share. As a result of the conversion, the Company's percentage of equity interest in EVA Airways increased and the investment in the above convertible bonds was reclassified to long-term equity investments, resulting in an increase of $48,751 thousand in capital surplus. In addition, EVA Airways increased its capital through cash injection in September 2004. As a stockholder of EVA Airways, the Company was entitled to a subscription of 39,608 thousand new shares. However, the Company waived its subscription right. Hence, its percentage of equity interest in EVA Airways decreased, resulting in a decrease of $110,507 thousand in capital surplus.

(c) On October 22, 2004, the Company's Board of Directors resolved to subscribe to one million new shares, totaling $10 million at $10 per share, issued by Toplogis Technology Corporation (Toplogis) due to cash injection. The Company's investment in Toplogis represents 25% of its equity and is accounted for by the equity method.

(d) In February 2004, Fubon Securities Finance Co., Ltd., an investee accounted for under the cost method, reduced its capital. The conversion rate on the capital reduction was 634.921 shares for every 1000 old shares held, and the amount returned to the stockholders was $10 (par value) per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in Fubon Securities were $113,371 thousand, and the carrying amount of the Company's investment in Fubon Securities was written down by $109,403 thousand. Accordingly, $3,968 thousand of income was generated, which was recorded under "non-operating income - others".

(e) In August 2004, Taiwan Fixed Network Co., Ltd., an investee accounted for under the cost method, reduced its capital. The conversion rate on the capital reduction was 700 shares for every 1000 old shares held, and the amount returned to the stockholders was $10 (par value) per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in Taiwan Fixed Network were $300,000 thousand, and the carrying amount of the Company's investment in Taiwan Fixed Network was written down by $300,000 thousand. Hence, no income (loss) was generated.

(f) The Company previously pledged 300,000 shares of Dongbu Pusan Container Terminal Co., Ltd. (DPCT), an investee accounted for under the cost method, as collaterals for DPCT's borrowings. In June 2004, the Company's Board of Directors resolved to sell these 300,000 shares of DPCT to its related company, Peony Investment S.A., at book value. The transaction was completed in July 2004 and the Company has received all the proceeds. Please refer to Notes E and F for details.

(g) The Company and the other nine companies, including Evergreen International Storage and Transport Corporation (EITC), formed a consortium to apply for participation in the construction and operation of the container terminals at Taipei Port. The consortium has been appointed by Keelung Harbor Bureau of the Ministry of Transportation and Communication as the "most favorable applicant" and has set up a company, namely Taipei Port Container Terminal Corporation, in accordance with the application rules. On July 10, 2003, the Company's Board of Directors resolved to recognize its investment of $160,000 thousand in Taipei Port Container Terminal Corporation, representing 16,000 thousand shares or 20% equity interest. The investment is accounted for by the equity method.

(h) On October 27, 2004, the Company's Board of Directors resolved to subscribe to 4,311 thousand new shares, totaling $51,737 thousand at $12 per share, issued by Central Reinsurance Corporation due to cash injection. The investment represents 8.73% equity interest in Central Reinsurance Corporation.

(i) On August 1, 2003, the Company's Board of Directors resolved to subscribe to 4,460 thousand new shares, totaling $49,062 thousand at $11 per share, issued by Central Reinsurance Corporation due to cash injection. The investment represents 8.98% equity interest in Central Reinsurance Corporation.

(j) On September 25, 2003, the Company's Board of Directors resolved to inject additional cash of US$100 million in Peony Investment S.A. The cash injection was approved by the Investment Commission of the Ministry of Economic Affairs on December 8, 2003 as per the Letter (92) Jing-Shin-2-Tze No.092034120. As of December 31, 2004, the Company's investment in Peony amounted to US$476,500 thousand.

(k) The Company sold out all its shares of Ever Reward Logistics Corporation to EITC in February 2003. Please see Note E for details.

(l) The accounts of Peony Investment S.A. have been included in the Company's consolidated financial statements. As the individual total assets and total operating revenues of the other investees account for less than 10% of the Company's respective unconsolidated amounts, their accounts are not included in the Company's consolidated financial statements.

(2) Long-term bond investments

Item	Period	Coupon Rate	Dec. 31, 2004	Dec. 31, 2003
Convertible bonds - EVA Airways	Jun 6, 2003 - Jun 5, 2008	0%	$-	$500,000

Please refer to Paragraph (1) of long-term equity investments above for details on the purchase and conversion of the above convertible bonds.

(3) Other long-term investments

Other long-term investments represent the membership fee and service charges paid to Marshal Golf Country Club and are accounted for by the cost method.

(4) Other financial assets - non-current

	Maturity Date	Dec. 31, 2004	Dec. 31, 2003
Taishin International Bank - structured time deposit of US$1,000,000	September 12, 2013	$34,175	$-
Banca Del Gottardo - inverse floating-rate bills of US$2,000,000	September 24, 2013	68,410	-
Banca Del Gottardo - Money Market Fund of US$1,260,000	No fixed maturity date	42,156	-
Subtotal		144,741	-
Less: Cumulative translation adjustments		(9,411)	-
Total		$135,330	$-

None of the above financial assets was pledged as collateral. The interest rate ranged from 1.69% to 12% for the year ended December 31, 2004.

9. Property, plant and equipment

	December 31, 2004		
	Cost	Accumulated Depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,356,403	324,175	1,032,228
Loading/discharging equipment	3,079,785	2,250,658	829,127
Computer equipment	175,468	102,477	72,991
Transportation equipment	17,102,718	13,514,725	3,587,993
Ships and equipment	9,877,935	9,416,178	461,757
Dock facilities	738,990	-	738,990
Office equipment	203,638	142,367	61,271
Subtotal	34,533,796	25,750,580	8,783,216
Prepayments for equipment	28,239	-	28,239
Total	$34,562,035	$25,750,580	$8,811,455

	December 31, 2003		
	Cost	Accumulated Depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,355,934	297,297	1,058,637
Loading/discharging equipment	3,075,472	1,870,797	1,204,675
Computer equipment	177,432	99,966	77,466
Transportation equipment	17,351,882	12,764,446	4,587,436
Ships and equipment	9,877,935	9,002,473	875,462
Dock facilities	910,312	-	910,312
Office equipment	178,515	139,458	39,057
Subtotal	34,926,341	24,174,437	10,751,904
Prepayments for equipment	381	-	381
Total	$34,926,722	$24,174,437	$10,752,285

(1) Please refer to Note E for details of the transactions on property, plant and equipment with related parties and Note F for details of the assets pledged as collaterals.

(2) All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the creditor banks. The insurance coverage as of December 31, 2004 and 2003 amounted to US$71 million. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amount was unlimited except for oil pollution which was limited to US$1 billion for the years ended December 31, 2004 and 2003.

(3) The Company's loading/discharging equipment has been covered by the general insurance for construction machinery with insurance coverage amounting to $1,370,174 thousand and $1,142,303 thousand as of December 31, 2004 and 2003, respectively. The fire insurance coverage for office equipment was $1,056,963 thousand and $1,088,644 thousand as of December 31, 2004 and 2003, respectively. Container facilities were insured with full coverage amounting to US$489,093 thousand and US$416,144 thousand as of December 31, 2004 and 2003, respectively.

(4) The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No.116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. At expiration of the 16-year period, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was reclassified to dock facilities upon its completion on January 1, 1992, and is amortized on a straight-line basis over 16 years with the amortization charged to loading/discharging expenses.

(5) The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No.79~81 of Kaohsiung Harbor. The Company is entitled to use the piers free of charge for 10 years commencing from the date of completion. At expiration of the 10-year period, the Company is obliged to return the piers to the Bureau but has the priority to lease the piers. The construction project was reclassified to dock facilities upon its completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization charged to loading/discharging expenses.

10. Long-term installment receivables

	December 31, 2004	December 31, 2003
Receivables from sales of vessels	$552,491	$626,155
Less: Unrealized foreign exchange loss	(45,312)	(12,434)
Subtotal	507,179	613,721
Less: Current portion	(88,246)	(83,152)
Long-term installment receivables, net	$418,933	$530,569

(1) The above installment receivables derived from the four vessels, GLEE, GLOW, GRUP and GALT sold in 2001 and 2002 with a total price of US$54,648 thousand. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of December 31, 2004 and 2003, the accrued amount of the receivables was US$15,965 thousand and US$18,089 thousand, respectively.

(2) As of December 31, 2004, details of the above long-term installment receivables that were to be collected in the following years are set forth below (expressed in thousand dollars).

Expiration	Amount
Within 1 year	US$2,778
1~2 years	2,451
2~3 years	8,451
3~4 years	1,143
4~5 years	1,142
Total	US$15,965

11. Short-term loans

	December 31, 2004		December 31, 2003	
Item	Interest Rate (%)	Amount	Interest Rate (%)	Amount
New Taiwan dollars	1.20~1.35	$2,700,000	1.20~1.39	$3,370,000
Foreign currencies	3.10	98,790	1.76~1.96	697,740
Less: Unrealized foreign exchange gain		(3,487)		(2,226)
Total		$2,795,303		$4,065,514

As the above short-term loans were all credit loans, none of them was secured with collaterals.

12. Short-term bills payable

	December 31, 2004		
	Guarantor	Period	Amount
Commercial paper	International Bills Finance Corp.	12.07.04 - 01.06.05	$500,000
〃	Chung Hsing Bills Finance Corp.	12.22.04 - 01.21.05	500,000
〃	Taiwan Bills Finance Corp.	12.17.04 - 01.17.05	200,000
〃	Dah Chung Bills Finance Corp.	12.27.04 - 01.26.05	200,000
〃	Grand Cathay Securities Corp.	12.27.04 - 01.17.05	500,000
〃	Chinatrust Bills Finance Corp.	12.28.04 - 01.27.05	200,000
Total			2,100,000
Less: Unamortized discounts			(909)
Net			$2,099,091

	December 31, 2003		
	Guarantor	Period	Amount
Commercial paper	E.Sun Bills Finance Corp.	12.19.03 - 01.08.04	$140,000
〃	Fubon Bills Finance Corp.	12.24.03 - 01.08.04	160,000
〃	International Bills Finance Corp.	12.23.03 - 01.08.04	490,000
〃	Chung Hsing Bills Finance Corp.	12.31.03 - 01.29.04	200,000
〃	Taiwan Bills Finance Corp.	12.19.03 - 01.08.04	200,000
〃	Dah Chung Bills Finance Corp.	12.19.03 - 01.08.04	200,000
〃	China Bills Finance Corp.	12.29.03 - 01.16.04	180,000
Total			1,570,000
Less: Unamortized discounts			(445)
Net			$1,569,555

(1) Please refer to Note F for details of the marketable securities pledged as collaterals for the above commercial papers.

(2) The interest rate range on the above commercial papers was 1.19%~1.22% and 1.2%~1.25% for the years ended December 31, 2004 and 2003, respectively.

13. Accrued expenses

	December 31, 2004	December 31, 2003
Accrued expenses	$195,005	$253,679
Estimated accrued expenses	3,241,837	2,498,088
Add: Unrealized foreign exchange gain	(76,966)	(1,385)
Total	$3,359,876	$2,750,382

The estimated accrued expenses represent the estimation of the expenses to be incurred with the foreign agents and on the agency services rendered by the Company to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2003 were $2,498,087 thousand. Compared to the actual expenses incurred for 2004, the accrued expenses were over-estimated by $130,853 thousand which was recorded a deduction from the 2004 operating costs. The estimated accrued expenses as of December 31, 2002 were $3,075,337 thousand. Compared to the actual expenses incurred for 2003, the accrued expenses were over-estimated by $14,095 thousand which was recorded a deduction from the 2003 operating costs.

14. Long-term liabilities due within one year

	December 31, 2004	December 31, 2003
Corporate bonds payable	$1,500,000	$2,500,000
Long-term bank loans	3,025,199	2,700,855
Total	$4,525,199	$5,200,855

15. Corporate bonds payable

	December 31, 2004	December 31, 2003
Sixth secured corporate bonds	$-	$2,500,000
Seventh secured corporate bonds	1,500,000	1,500,000
Eighth secured corporate bonds	1,500,000	1,500,000
Ninth secured corporate bonds	1,000,000	1,000,000
Tenth secured corporate bonds	1,500,000	1,500,000
Eleventh secured corporate bonds	1,500,000	1,500,000
First unsecured convertible bonds	2,179,700	-
Second unsecured convertible bonds	2,273,900	-
Add: Accrued interest compensation	4,232	-
Subtotal	11,457,832	9,500,000
Less: Current portion	(1,500,000)	(2,500,000)
Corporate bonds payable, net	$9,957,832	$7,000,000

(1) Please refer to Schedules 1 ~ 4 for details of the terms on the above corporate bonds.

(2) On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (hereinafter referred to as the "Bonds") at face value, totaling $4 billion. The major terms on the issuance are set forth below.

(a) Period: 5 years (January 12, 2004 to January 11, 2009).

(b) Coupon rate: 0% per annum.

(c) Principal repayment and interest payment

Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds is to be repaid in lump sum by cash at maturity based on the face value of the Bonds.

(d) Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

(e) Redemption at the Company's option

a. During the period from 3 months after the Bonds are issued to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to 50% or above of the conversion price in effect for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the agreed yield rate on redemption within 30 trading days following the above-mentioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds are issued. During the period from 3 years after the Bonds are issued to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

b. During the period from 3 months after the Bonds are issued to 40 days before the maturity of the Bonds, if the total amount of the Bonds outstanding after the conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph a. above.

c. When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

(f) Redemption at the bondholders' option

During the 30 days before the Bonds are issued for 3 years, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

(g) Terms on conversion

a. Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

b. Conversion price

The conversion price is the lower of the three average closing prices of the Company's common stock during the 10, 15 and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60. On December 31, 2004, the adjusted conversion price was $26.98.

(h) Others

a. Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3 trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

b. The affiliated companies of the Company may subscribe the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

(3) On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (hereinafter referred to as the "Second Bonds") at face value, totaling $4.5 billion. The major terms on the issuance are set forth below.

(a) Period: 5 years (September 6, 2004 to September 5, 2009).

(b) Coupon rate: 0% per annum.

(c) Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds is to be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

(d) Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

(e) Redemption at the Company's option

a. During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to 50% or above of the conversion price in effect for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days following the above-mentioned 30 consecutive trading days.

b. During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Second Bonds.

c. When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

(f) Redemption at the bondholders' option

During the 30 days before the Second Bonds are issued for 3.5 years, the bondholders may require the Company to redeem their bonds in cash at the face value.

(g) Terms on conversion

a. Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

b. Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before

August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50. On December 31, 2004, the adjusted conversion price was $26.89.

(h) Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

The bondholders who request to convert the Bonds during the period from the date following the effective date of the distribution of cash or stock dividends to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

16. Long-term loans

Long-term bank loans:

Creditor	Type	Period	Dec. 31, 2004	Dec. 31, 2003
Chiao Tung Bank	Secured	04.21.98 - 04.21.05	$28,450	$85,350
Chiao Tung Bank	Secured	01.31.00 - 01.31.07	181,800	254,520
Chiao Tung Bank	Secured	06.26.01 - 03.01.08	254,520	327,240
Bank of Taiwan	Secured	12.29.99 - 02.23.04	-	56,250
Bank of Taiwan	Secured	10.20.98 - 10.20.05	400,000	800,000
Bank of Taiwan	Secured	12.17.02 - 08.06.07	300,000	400,000
Bank of Taiwan	Secured	03.07.03 - 08.06.07	294,000	392,000
Bank of Taiwan	Unsecured	06.17.02 - 05.27.07	625,000	875,000
The Bank of Tokyo-Mitsubishi	Secured	08.26.04 - 02.28.05	165,832	165,832
The Mizuho Corporate Bank	Secured	03.31.03 - 03.31.07	762,891	1,068,047
The Mizuho Corporate Bank	Secured	10.01.03 - 09.08.08	1,694,760	641,820
The Mizuho Corporate Bank	Secured	11.14.03 - 09.08.08	-	985,420
Bank of Panhsin	Unsecured	12.31.04 - 06.16.06	200,000	-
Bank of Panhsin	Unsecured	09.03.02 - 09.03.05	47,000	115,000
Bank of Panhsin	Unsecured	09.04.03 - 06.16.06	-	200,000
Taiwan Cooperative Bank	Secured	06.24.03 - 06.24.08	600,000	600,000
Chang Hwa Bank	Unsecured	12.16.02 - 12.16.07	258,750	345,000
Chang Hwa Bank	Unsecured	04.21.04 - 04.21.07	1,977,600	-
Chang Hwa Bank	Unsecured	05.26.04 - 04.21.07	1,341,600	-
International Bank of Taiepi	Unsecured	03.15.02 - 03.15.06	75,000	125,000
Land Bank of Taiwan	Unsecured	12.19.02 - 12.19.07	750,000	1,000,000
Hua Nan Commercial Bank	Unsecured	.07.23.02 - 07.23.07	375,000	500,000

The Export-Import Bank of the Republic of China	Unsecured	08.27.02 - 06.27.07	240,000	320,000
Sunny Bank	Unsecured	11.28.02 - 11.28.05	95,000	190,000
Bank of East Asia	Unsecured	02.27.03 - 02.27.06	150,000	250,000
Calyon Corporate and Investment Bank	Unsecured	09.29.03 - 09.29.08	500,000	500,000
First Commercial Bank	Unsecured	06.27.03 - 06.27.08	2,100,000	2,500,000
Bank of Overseas Chinese	Unsecured	11.28.02 - 01.28.05	75,000	150,000
Industrial Bank of Taiwan	Unsecured	11.11.03 - 11.11.07	300,000	300,000
Asia Trust	Unsecured	12.30.03 - 07.20.05	120,000	120,000
Cathay United Bank	Secured	09.22.04 - 09.22.08	101,610	-
Subtotal			14,013,813	13,266,479
Add: Unrealized foreign exchange loss (gain)			(253,614)	47,580
Total			13,760,199	13,314,059
Less: Current portion			(3,025,199)	(2,700,855)
Long-term bank loans, net			$10,735,000	$10,613,204

The interest rate range on the above long-term bank loans was 0.518%~4.307% and 2.449%~5.865% for the years ended December 31, 2004 and 2003, respectively. Please refer to Note F for details of the collaterals pledged for the above long-term loans.

17. Pensions

(1) The pension costs comprise the following:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Service cost	$91,929	$75,337
Interest cost	16,952	19,534
Expected return on plan assets	(9,400)	(12,008)
Deferred amortization		
Unrecognized net transition obligation	20,077	20,077
Amortization of unrecognized loss on plan assets	14,423	6,221
Net pension costs	$133,981	$109,161

(2) The Company's pension fund is deposited in an exclusive account with Central Trust of China. Reconciliation of the funded status of the plan to the carrying amount of accrued pension liability is as follows:

	December 31, 2004	December 31, 2003
Benefit obligations		
Vested benefit obligation (VBO)	$(318,637)	$(133,638)
Non-vested benefit obligation	(706,270)	(412,999)
Accumulated benefit obligation (ABO)	(1,024,907)	(546,637)
Effects of future salary increments	(136,224)	(131,467)
Projected benefit obligation (PBO)	(1,161,131)	(678,104)
Fair value of plan assets	400,780	375,993
Funded status	(760,351)	(302,111)
Unrecognized net transition obligation	120,459	140,536
Unamortized prior service cost	25,716	-
Unrecognized loss on plan assets	680,432	255,313
Additional accrued pension liability	(690,383)	(264,382)
Accrued pension liability	$(624,127)	$(170,644)

(3) Actuarial assumptions

	December 31, 2004	December 31, 2003
Discount rate	2.50%	4.00%
Increase in future salary level	1.00%	2.00%
Expected rate of return on plan assets	2.50%	4.00%

18. Capital stock

(1) As of January 1, 2003, the authorized capital of the Company was $21,180 million and the paid-in capital was $21,047,821 thousand, divided into 2,104,782 thousand shares of common stocks with a par value of $10 per share. On June 20, 2003, the stockholders resolved to increase capital through capitalization of retained earnings and 42,096 thousand of new shares were issued accordingly, which totaled at $420,956 thousand with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $21,468,777 thousand. The above capital increase was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) on July 14, 2003 as per the Letter of (92) Tai-Tsai-Tseng No.0920131469 with the effective date of the capital increase set on August 12, 2003. As of December 31, 2003, the authorized capital of the Company was $27,330 million and the paid-in capital was $21,468,777 thousand, divided into 2,146,878 thousand shares of common stocks with a par value of $10 per share.

(2) As of January 1, 2004, the authorized capital of the Company was $27,330 million and the paid-in capital was $21,468,777 thousand, divided into 2,146,878 thousand shares of common stocks with a par value of $10 per share. On June 24, 2004, the stockholders resolved to increase capital through capitalization of retained earnings and 128,813 thousand of new shares were issued accordingly, which totaled at $1,288,127 thousand with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $22,756,904 thousand. The above capital increase was approved by the Financial Supervisory Commission of Executive Yuan on August 13, 2004 as per the Letter No.0930136258 with the effective date of the capital increase set on September 30, 2004. In addition, the Company issued its first and second domestic unsecured convertible bonds in 2004, and the common stocks converted from the convertible bonds during the year ended December 31, 2004 amounted to $674,673 thousand and $827,848 thousand, representing 67,467 thousand and 82,785 thousand shares of common stocks, respectively. As of December 31, 2004, the authorized capital of the Company was $30 billion and the paid-in capital was $24,259,425 thousand, divided into 2,425,943 thousand shares of common stocks with a par value of $10 per share.

19. Capital surplus

Under the Company Law, capital surplus arising from share issue premium and endowments received can be capitalized when the Company does not incur losses, provided that the annual amount capitalized cannot exceed 10% of the Company's paid-in capital. The remainder can only be used to offset losses. Additionally, pursuant to the Securities and Exchange Law and the Company Law, capitalization of the capital surplus is not allowed until the following year after the capital surplus is registered. Moreover, capital surplus cannot be used to make up losses unless the legal reserve is insufficient to cover the losses.

20. Appropriation of retained earnings and dividend policy

(1) The sections of the Company's Articles of Incorporation that are applicable to the appropriation of the 2004 and 2003 earnings are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company should first make provision for income tax, and make up the losses from prior years, then appropriate 10% of the residual amount as legal reserve. Dividends should be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees should be at least 1% of the total distributed amount and the remuneration paid to the directors and supervisors should not exceed 5% of the total distributed amount.

(2) Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and capital increase. Appropriation of the legal reserve as cash dividends is prohibited.

(3) Special reserve

If there are any negative stockholders' equity items recorded by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity items to the special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

(4) As per the Letter of (82) Tai-Tsai-Tseng No.27614 issued by the Securities Exchange Commission (SEC), Ministry of Finance, the acquisition cost of the building on Ming-Shen East Road, Taipei, which was purchased on June 30, 1992 from the related party, Evergreen Investment Corporation (merged with Evergreen International Corporation on September 23, 1992), was overstated by $1,470,133 thousand, compared to the price assessed according to the "principle for valuation of assets acquired under unusual transactions" set by the SEC. The overstated amount was retained as special reserve in accordance with Section 1, Article 41 of the Securities and Exchange Law. The SFC has removed the restriction on the above-mentioned special reserve as per the Letter of (92) Tai-Tsai-Tseng No.0920147223 issued by the SFC on November 19, 2003. On November 25, 2003, the stockholders resolved to reclassify the $1,470,133 thousand of special reserve to unappropriated retained earnings.

(5) The Company is currently at the stable growth stage. To facilitate future expansion plans, dividends distributed to stockholders are in the form of both cash and stocks with the proportions set at 0~50% and 100~50%, respectively. To maintain the Company's earnings per share at a certain level and in consideration of the impact of stock dividends on the Company's financial performance, the proportions of cash and stock dividends would be adjusted to 100%~50% and 0~50%, respectively, if the estimated earnings per share for the year in which the dividends are distributed decrease by more than 20%, compared to the prior year.

(6) Appropriation of 2003 and 2002 earnings as resolved by the stockholders on June 24, 2004 and June 20, 2003, respectively, is set forth below.

	Appropriated Amount	
	2003	2002
Legal reserve	$360,477	$119,482
Cash dividends for common stock	1,288,127	420,956
Stock dividends for common stock	1,288,127	420,956
Cash bonus to employees	50,000	40,000
Remuneration to directors and supervisors	22,100	-
Cash dividends per share (in dollars)	$0.60	$0.20
Stock dividends per share (in dollars)	0.60	0.20
Earnings per share after distributing bonus to employees and remuneration to directors and supervisors (in dollars)	1.65	0.49

The earnings per share after distributing bonus to employees and remuneration to directors and supervisors are calculated by the following formula:

$$\frac{\text{After-tax net income - Cash bonus to employees – Stock dividends to employees - Remuneration to directors and supervisors}}{\text{Weighted-average number of shares outstanding during the year (without retroactive adjustments)}}$$

(7) Information relating to the appropriation of the Company's 2004 earnings as proposed by the Board of Directors and resolved by the stockholders in 2005 is published on the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

21. Operating revenues

	Year Ended December 31, 2004	Year Ended December 31, 2003
Marine freight income	$39,806,406	$32,924,812
Ship rental income	1,544,234	1,872,954
Commission income	162,043	143,517
Agency service income	95,561	111,702
Others	316,176	154,253
Total	$41,924,420	$35,207,238

22. Expenses relating to employment, depreciation and amortization

Expenses relating to employment, depreciation and amortization for the years ended December 31, 2004 and 2003 disclosed by function are as follows:

	Year Ended December 31, 2004		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$520,473	$962,138	$1,482,611
Labor and health insurance	22,879	42,137	65,016

Pension	45,583	68,766	114,349
Others	32,909	29,081	61,990
Total	$621,844	$1,102,122	$1,723,966
Depreciation	$413,705	$1,089,737	$1,503,442
Amortization	$183,598	$59,536	$243,134

	Year Ended December 31, 2003		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$539,730	$704,261	$1,243,991
Labor and health insurance	23,114	40,835	63,949
Pension	41,369	67,792	109,161
Others	40,955	65,551	106,506
Total	$645,168	$878,439	$1,523,607
Depreciation	$548,986	$1,356,831	$1,905,817
Amortization	$182,889	$54,084	$236,973

23. Income taxes

(1) The income taxes comprise the following:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Income tax expense - current period	$650,586	$-
Add: 10% tax on unappropriated retained earnings	-	-
Less: Withholding tax	(3,159)	(2,195)
Investment tax credit	(288,509)	-
Income tax payable (refund receivable)	358,918	(2,195)
Add: Withholding tax	3,159	2,195
Income tax assessed for tax-exempt ships in 1990	-	112,465
Separate income tax expense	2	-
Adjustments for changes in tax estimates	(18,152)	(32,230)
Net change in deferred income tax assets/liabilities	1,174,885	280,518
Income tax expense	$1,518,812	$360,753

(2) Deferred income tax assets and liabilities

	December 31, 2004	December 31, 2003
(a) Total deferred income tax liabilities	$(1,639,744)	$(977,296)
(b) Total deferred income tax assets	$126,343	$782,027
(c) Valuation allowance for deferred income tax assets	$-	$(143,247)
(d) Temporary differences resulting in deferred income tax assets or liabilities:		
Equity-accounted investment income	$(6,292,258)	$(3,150,332)
Foreign dividends	1,805	797
Unrealized foreign exchange gain	(200,466)	(588,923)
Unrealized foreign exchange loss	487,334	-
Unrealized expenses and losses	16,235	9,980
Pension costs	(66,256)	(93,738)

Loss carryforwards	-	1,888,284
Investment tax credit	-	288,214

(e) Deferred income tax assets - current	$30,152	$19,247
Deferred income tax liabilities - current	(50,116)	-
Net deferred income tax assets - current	$(19,964)	$19,247

(f) Deferred income tax assets - non-current	$96,191	$762,780
Valuation allowance for deferred income tax assets - non-current	-	(143,247)
Net deferred income tax assets - non-current	96,191	619,533
Deferred income tax liabilities - non-current	(1,589,628)	(977,296)
Net deferred income tax liabilities - non-current	$(1,493,437)	$(357,763)

(3) The Company's income tax returns through 2000 have been assessed by the Tax Authorities.

(4) Imputation tax credit

	December 31, 2004	December 31, 2003
Balance of imputation tax credit account (ICA)	$59,982	$82,289

	Year Ended December 31, 2004 (Estimated)	Year Ended December 31, 2003 (Actual)
Estimated (actual) tax credit rate for individual stockholders	0.46%	3.44%

(5) Unappropriated retained earnings

	December 31, 2004	December 31, 2003
1997 and before	$5,570,596	$5,542,795
1998 and onwards	13,111,340	4,063,303
Total	$18,681,936	$9,606,098

24. Earnings per share

(1) Basic earnings per share

	Year Ended December 31, 2004		Year Ended December 31, 2003	
	Pre-tax	After-tax	Pre-tax	After-tax
Net income attributed to common stockholders	$13,603,481	$12,084,669	$3,965,529	$3,604,776
(In thousand shares)				
Beginning balance of shares outstanding	2,146,878	2,146,878	2,104,782	2,104,782
Capitalization of retained earnings in 2004	128,813	128,813	128,813	128,813
Capitalization of retained earnings in 2003	-	-	42,096	42,096
Common stock converted from convertible bonds	8,605	8,605	-	-
Weighted-average number of shares outstanding	2,284,296	2,284,296	2,275,691	2,275,691
Basic earnings per share (in dollars)	$5.96	$5.29	$1.74	$1.58

(2) Diluted earnings per share

	Year Ended December 31, 2004		Year Ended December 31, 2003	
	Pre-tax	After-tax	Pre-tax	After-tax
Net income attributed to common stockholders	$13,603,481	$12,084,669	$3,965,529	$3,904,776
Dilutive effect of potential common stock to be converted from domestic unsecured convertible bonds	7,596	7,454	-	-
Net income after the dilutive effect	$13,611,077	$12,092,123	$3,965,529	$3,904,776
(In thousand shares)				
Beginning balance of shares outstanding	2,146,878	2,146,878	2,104,782	2,104,782
Capitalization of retained earnings in 2004	128,813	128,813	128,813	128,813
Capitalization of retained earnings in 2003	-	-	42,096	42,096
Potential common stock to be converted from domestic unsecured convertible bonds	197,839	197,839	-	-
Weighted-average number of shares outstanding	2,473,530	2,473,530	2,275,691	2,275,691
Diluted earnings per share (in dollars)	$5.50	$4.89	$1.74	$1.58

E. RELATED PARTY TRANSACTIONS

1. Names of the related parties and their relationship with the Company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Peony Investment S.A. (Peony)	Subsidiary of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for by the equity method
EVA Airways Corporation (EVA)	Investee accounted for by the equity method
Ever Reward Logistic Corporation (ERLC)	Investee accounted for by the equity method (Disposed of in February 2003)
Evergreen Security Corporation (ESRC)	Investee accounted for by the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for by the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Tai Wha Checker Co., Ltd. (THC)	Indirect subsidiary of the Company
Shanghai Pao Long International Container Co., Ltd. (PLIC)	Indirect subsidiary of the Company
Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	Indirect subsidiary of the Company
Vigor Enterprise S.A. (Vigor)	Indirect subsidiary of the Company
Clove Holding Ltd. (Clove)	Indirect subsidiary of the Company
Hatsu Marine Limited (HML)	Indirect subsidiary of the Company
PT. Multi Bina Transport (MBT)	Indirect subsidiary of the Company
PT. Multi Bina Pura International (MBPI)	Indirect subsidiary of the Company
Greencompass Marine S.A. (GMS)	Indirect subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd. (EHIC(M))	Indirect subsidiary of the Company

Taranto Container Terminal S.P.A. (TCT)	Investee of Peony
Lloyd Triestino Di Navigazione S.P.A. (LT)	Investee of Peony
Evergreen Container Terminal (Thailand) (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
PT. Evergreen Marine Indonesia (EMI)	Investee of Peony
Evergreen Star (Thailand) Co. Ltd. (EGT)	Investee of Peony
Evergreen Shipping (S) Pte. Ltd. (EGS)	Investee of Peony
Evergreen Korea Corporation (EGK)	Investee of Peony
Island Equipment LLC. (Island)	Investee of Peony
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC

2. Significant transactions with related parties

(1) Operating revenues from related parties

	Year Ended December 31, 2004		Year Ended December 31, 2003	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EIC	$1,424	-	$86,563	0.25
EITC	104,901	0.25	88,884	0.25
LT	121,029	0.29	668,296	1.90
HML	37,387	0.09	32,791	0.09
GMS	110,909	0.27	106,637	0.30
EIS	84,885	0.20	79,161	0.23
EVA	146	-	-	-
THC	762	-	717	-
Total	$461,443	1.10	$1,063,049	3.02

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(2) Expenditures on services rendered by related parties

	Year Ended December 31, 2004		Year Ended December 31, 2003	
	Amount	% of Total Operating Costs and Expenses	Amount	% of Total Operating Costs and Expenses
EITC	$2,217,018	6.02	$983,205	2.66
GESA	2,105,492	5.72	2,057,678	5.58
LT	99,112	0.27	1,157,906	3.14
TTSC	632,052	1.72	562,633	1.53
GMS	1,053,172	2.86	668,586	1.81

EIC	472,385	1.28	368,912	1.00
EIS	95,313	0.26	-	-
THC	122,738	0.33	483	-
Evergreen State	74,364	0.20	58,497	0.16
Evergreen Star	62,343	0.17	46,502	0.13
ESRC	46,059	0.12	39,274	0.10
EAS	5,658	0.01	4,698	0.01
EVA	2,981	0.01	2,347	0.01
HML	420,352	1.14	-	-
EMI	60,354	0.17	42,016	0.11
EGT	65,486	0.18	60,166	0.16
EGS	30,695	0.18	26,078	0.07
EGK	53,346	0.14	35,286	0.10
Total	$7,618,920	20.68	$6,114,267	16.57

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(3) Asset transactions

(a) Property, plant and equipment

a. Acquisitions from related parties

	Asset Acquired	Year Ended December 31, 2004	Year Ended December 31, 2003
EHIC(M)	Transportation equipment - containers	$563,706	$513,860
Vigor	Transportation equipment - containers	143,356	429,597
EITC	Computer and office equipment	-	163
Total		$707,062	$943,620

In line with the Company's operational requirements and its plan to adjust the supply of containers, the Company's Board resolved to purchase the above containers by entering into contracts with EHIC(M) and Vigor for manufacturing of containers. Payments were made by the end of the month following the delivery of containers. All payments had been made as of December 31, 2004. Please refer to Note E5 for details.

b. Sales to related parties

		Year Ended December 31, 2004		Year Ended December 31, 2003	
	Asset Sold	Selling Price	Gain (Loss)	Selling Price	Gain (Loss)
GMS	Ships and equipment	$-	$-	$1,136,101	$-
GMS	Transportation equipment	681,010	-	-	-
LT	Transportation equipment	1,567	1,466	451	402
EIC	Office equipment	16	-	26	-
EITC	Computer equipment	-	-	18	(128)
CCT	Computer equipment	195	-	-	-
EVA	Office equipment	53	17	-	-
TCT	Transportation equipment	379	33	-	-
ESRC	Office equipment	170	165	-	-
Total		$683,390	$1,681	$1,136,596	$274

In line with the rearrangement of the Company's shipping lines and fleet, the Board resolved to sell its ships, Ever Goods, Ever Gaining, Ever Given, Ever Guest and Ever General, to GMS on March 11, 2003. The payments were made six months after delivery of the ships. As of December 31, 2004, all the proceeds were received.

(b) Long-term investments

a. Acquisitions from related parties

	Item	Year Ended December 31, 2004	Year Ended December 31, 2003
EVA	5,000 units of convertible bonds	$-	$500,000

The above convertible bonds were acquired on June 5, 2003 as resolved by the Company's Board. In March 2004, the Company converted all the bonds acquired into 46,382 thousand shares of EVA's common stock at the conversion price of $10.78 per share. Please refer to Note D8 for details.

b. Sales to related parties

		Year Ended December 31, 2004		Year Ended December 31, 2003	
	Item	Selling Price	Gain	Selling Price	Gain
Peony	300,000 shares of the common stock of Dongbu Pusan Container Terminal Co., Ltd.	$40,041	$-	$-	$-
EITC	493,000 shares of ERLC's common stock	-	-	6,252	85
Total		$40,041	$-	$6,252	$85

Proceeds from the above sales were all received as of December 31, 2004 and 2003.

(4) Leases

(a) Rental income (recorded as non-operating income) from the operating premises and parking lots leased to the related parties are as follows:

		Year Ended December 31, 2004		Year Ended December 31, 2003	
	Lease Property	Amount	% of Total Rental Income	Amount	% of Total Rental Income
EIC	Office buildings and container yards	$48,299	97.98	$40,343	83.50
TTSC	Container yards	-	-	3,276	6.78
EVA	Office buildings and container yards	96	0.19	2,718	5.63
THC	Container yards	-	-	687	1.42
EITC	Container yards and warehouses	-	-	187	0.39
Total		$48,395	98.17	$47,211	97.72

(b) Rental expenses (recorded as general and administrative expenses) on operating premises, parking lots and equipment leased from the related parties are as follows:

	Leasehold Property	Year Ended December 31, 2004 Amount	Year Ended December 31, 2004 % of Total Rental Expenses	Year Ended December 31, 2003 Amount	Year Ended December 31, 2003 % of Total Rental Expenses
EIC	Office buildings	$30,484	81.93	$28,827	79.16
EITC	Office building and reefer chassis	1,197	3.22	1,453	3.99
EVA	Parking lots	202	0.55	-	-
Total		$31,883	85.70	$30,280	83.15

(c) Rental expenses incurred on the vessels leased from the related parties are recorded under direct operating costs. Details are set forth below.

	Year Ended December 31, 2004 Amount	Year Ended December 31, 2004 % of Total Vessel Rental Expenses	Year Ended December 31, 2003 Amount	Year Ended December 31, 2003 % of Total Vessel Rental Expenses
LT	$85,775	1.49	$609,825	9.56
GMS	1,027,497	17.80	616,405	9.66
EIS	97,121	1.68	-	-
GESA	2,113,399	36.61	2,043,888	32.03
EITC	863,879	14.97	880,045	13.79
Total	$4,187,671	72.55	$4,150,163	65.04

(5) Receivables from and payables to related parties

Other than GMS, the receivables from and payables to related parties bear no interest. Details are as follows:

	December 31, 2004 Amount	December 31, 2004 % of Account Balance	December 31, 2003 Amount	December 31, 2003 % of Account Balance
Accounts receivable				
EIC	$340,659	9.93	$177,770	6.05
EITC	24,396	0.71	-	-
Total	$365,055	10.64	$177,770	6.05

	December 31, 2004 Amount	December 31, 2004 % of Account Balance	December 31, 2003 Amount	December 31, 2003 % of Account Balance
Other receivables				
GMS	$-	-	$46,760	3.76
EITC	8,907	2.86	24,791	2.00
EVA	47	0.01	117	0.01
EIC	8,092	2.59	58,601	4.72
EIS	-	-	50,729	4.08
CYD	-	-	20,368	1.64
Taiwan Terminal Servies	-	-	90	0.01

ESRC	6	-	5	-
LT	104	0.03	-	-
SJL	-	-	48	-
QECT	-	-	19	-
PLIC	-	-	3	-
NVC	-	-	1	-
EHIC(M)	-	-	10	-
HML	-	-	(234)	-
TCT	23	0.01	443	0.04
CCT	1,830	0.59	1,901	0.15
THC	61	0.02	-	-
GESA	8,032	2.58	-	-
Island	145	0.05	-	-
Total	$27,247	8.74	$203,652	16.41
Notes payable				
EIC	$1,388	10.96	$5,270	20.94
Accounts payable				
EITC	$127,511	3.90	$212,094	11.33
TTSC	37,146	1.14	17,758	0.95
EIC	57,661	1.76	71,107	3.80
Evergreen State	30,831	0.94	28,783	1.54
Evergreen Star	13,128	0.40	18,138	0.97
THC	9,738	0.30	8,479	0.45
ESRC	4,921	0.15	1,174	0.06
EVA	413	0.01	752	0.04
EAS	66	-	-	-
EIS	6,338	0.20	60,954	3.26
GMS	156,879	4.80	-	-
LT	799,355	24.44	-	-
HML	599,635	18.34	-	-
Total	$1,843,662	56.38	$419,239	22.40

	December 31, 2004		December 31, 2003	
	Amount	% of Account Balance	Amount	% of Account Balance
Other payables				
EIC	$-	-	$872	0.70
EIS	10,761	9.89	-	-
Vigor	-	-	9,160	7.40
ECTT	-	-	19	0.02
LT	-	-	143	0.12
Total	$10,761	9.89	$10,194	8.24

3. **Financing activities with related parties**

In 2003, the Company's related party, Greencompass Marine S.A. (GMS), requested financing from the Company for its operational expansion and working capital requirements. The request was approved by the Board of Directors according to the Company's "Procedures for Capital Lending, Endorsement and Guarantee". The highest balance of the financing amount during 2003 was US$81 million, and the balance as of December 31, 2003 was US$0. The interest rate charged on the loans to GMS was Singapore InterBank Offered Rate (SIBOR) plus 0.4%. The interest income recognized for the year ended December 31, 2003 amounted to $17,244 thousand, and the accrued interest

receivable from GMS as of December 31, 2003 was US$0. In 2004, the Company did not have any financing activities with its related parties.

4. Endorsements and guarantees for related parties

Endorsements and guarantees issued by the Company for its related parties are as follows: (expressed in thousand dollars)

	December 31, 2004		December 31, 2003	
GMS	US$	463,116	US$	722,215
ECTT	US$	-	US$	5,811
Peony	US$	81,350	US$	72,950
TCT	US$	92,563	US$	87,594
HML	US$	352,750	US$	344,127
CCT	US$	19,080	US$	19,080
Island	US$	56,353	US$	9,910

5. Significant contracts with related parties

(1) The Company entered into an agreement with EIC for management and consulting services. Fees are charged on an hourly basis or as actually incurred. The contract was effective from July 1, 1995 and is renewed once a year.

(2) The Company has entered into an agency agreement with EIC. Under the agreement, EIC has been acting as the Company's agent for cargo forwarding and collection of freight since 2002. As of December 31, 2004 and 2003, the amount receivable under the agency agreement was $348,751 thousand and $236,371 thousand, respectively.

(3) The Company has entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of crew salaries and insurance premiums in Taiwan. The transactions are recorded under "agency reciprocal account". As of December 31, 2004 and 2003, the debit balances of the account were as follows:

	December 31, 2004	December 31, 2003
EIS	$6,673	$5,015
GMS	10,776	10,006
GESA	5,300	7,158
HML	2,022	1,840
Total	$24,771	$24,019

(4) The Company has entered into agency agreements with its related parties, under which the related parties act as the Company's overseas agents to deal with the port formalities related to foreign ports, such as arrival and departure of the Company's ships, cargo stevedoring and forwarding, collection of freight and payment of expenses incurred with foreign ports. The transactions are recorded under "agency account". As of December 31, 2004 and 2003, the balances of the account, excluding unrealized foreign exchange gains (losses), were as follows:

(a) Debit balance of agency account

	December 31, 2004	December 31, 2003
GMS	$662,240	$250,518
LT	576,461	2,381,854
HML	338,753	371,092
GESA	152,601	241,349
EIS	228,700	1,727
EMI	32,991	54,651
EGT	70,150	32,432
EGS	181	1,264
Total	$2,062,077	$3,334,887

(b) Credit balance of agency account

	December 31, 2004	December 31, 2003
EIS	$-	$1,984,199
GMS	-	116,115
Total	$-	$2,100,314

(5) In line with the Company's operational requirement and its plan to adjust the supply of containers, the Board of Directors on February 2, 2004 resolved to purchase containers (recorded under transportation equipment) from its related parties. As of December 31, 2004, the details of the transaction were as follows:

	Terms of Contracts		Containers Delivered		Containers Undelivered	
	Volume (Teu)	Total Price	Volume (Teu)	Price	Volume (Teu)	Price
EHIC(M)	12,000	US$16,684	12,000	US$16,684	-	US$-
Vigor	3,000	3,985	3,000	3,985	-	-
Total		US$20,669		US$20,669		US$-

(6) The Company has been commissioned by its related parties to manage their vessels. The management fee is charged monthly and is recorded as operating revenue. Details of the management fee recognized for the years ended December 31, 2004 and 2003 are as follows:

	December 31, 2004	December 31, 2003
EITC	$96,793	$98,473
EIS	32,993	31,130
GMS	49,260	48,332
HML	12,271	-
Total	$191,317	$177,935

(7) Please refer to Note G for details of the agreements entered into by the Company with EITC, GESA, GMS and EIS for the long-term leases of ships.

F. PLEDGED ASSETS

1. Short-term investments

	Carrying Value	
	December 31, 2004	December 31, 2003
Mutual funds	$1,074,069	$400,437

The above mutual funds were pledged as collaterals for the commercial papers issued by the Company.

2. Long-term equity investments

	Carrying Value	
	December 31, 2004	December 31, 2003
Dongbu Pusan Container Terminal Co., Ltd.	$-	$40,041

The above long-term equity investment was pledged as collateral for the bank loans of Dongbu Pusan Container Terminal Co., Ltd.

3. Property, plant and equipment

	Carrying Value	
	December 31, 2004	December 31, 2003
Land	$1,947,491	$1,800,093
Buildings	1,021,551	1,015,457
Loading and discharging equipment	669,208	983,849
Transportation equipment	2,199,770	2,488,652
Ships and equipment	399,583	601,609
Total	$6,237,603	$6,889,660

The above property, plant and equipment were pledged as collaterals for the bank loans borrowed and corporate bonds issued by the Company.

4. Restricted assets - current

	December 31, 2004	December 31, 2003	Pledgee
Time deposits	$130,000	$130,000	Kaohsiung Harbor Bureau
Time deposits	4,550	3,500	Military - Finance Department
Time deposits	600	800	Kaohsiung Customs Bureau
Time deposits	50	52	Directorate General of Customs
Total	$135,200	$134,352	

The above time deposits were pledged to guarantee the performance of the contracts entered into by the Company for container distribution, leases of piers, and export and import transportation.

5. **Restricted assets - non-current**

	December 31, 2004	December 31, 2003	Pledgee
Time deposits	$-	$339,000	International Commercial Bank of China
Time deposits	-	10,666	Artesia Bank
Total	$-	$349,666	

The above time deposits were pledged as collaterals for the corporate bonds issued by the Company and marine transportation related businesses.

G. COMMITMENTS AND CONTINGENT LIABILITIES

1. Details of the stand-by letters of credit issued by the banks on behalf of the Company are as follows: (expressed in thousand dollars)

Guarantor	December 31, 2004		December 31, 2003	
Bank of America	USD	250	USD	4,780
HSBC	EUR	1,050	EUR	-
Taipei Fubon Bank	TWD	282,213	TWD	365,100

2. Endorsements and guarantees issued by the Company are as follows: (expressed in thousand dollars)

Companies receiving guarantees	December 31, 2004		December 31, 2003	
GMS	USD	463,116	USD	722,215
ECTT	USD	-	USD	5,811
Peony	USD	81,350	USD	72,950
TCT	USD	92,563	ITL	87,594
HML	USD	352,750	USD	344,127
CCT	USD	19,080	USD	19,080
Island	USD	56,353	USD	9,910

3. Evergreen International S.A., the original stockholder of the Company, sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per the Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at NT$50.50 per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at NT$50.50 per share, and the GDRs issued amounted to US$115 million. Another 1,938,288 units, representing 19,382,926 shares of the Company's common stock, were issued during the period from 1997 to 2004. As of December 31, 2004, 6,873,661 units were redeemed and 1,331,657 units, representing 13,316,616 shares of the Company's common stock, were outstanding.

4. The Company was indicted for the disputes on processing of freight and bills of lading. The lawsuit has been referred to the Company's lawyer. As of December 31, 2004, the maximum amounts of compensation claimed were NT$2,348 thousand and US$184 thousand plus the statutory interest. Although the case is pending the Court's ruling, the

Company has assessed and provided for a loss of NT$8,606 thousand in 2003, which was recorded under non-operating expenses - others and interest expense.

5. Certain vessels of GMS, an indirect subsidiary of the Company, are currently under investigation by the US government agency due to inadequate documentation on fuel handling. The case has been referred to the lawyer. As of the date on which the financial statements were issued, GMS has assessed and provided for a loss of US$12,515 thousand.

6. As of December 31, 2004, the medium-term credit facilities granted by the financial institutions with the resolution from the Board of Directors for the Company's purchase of new containers and general working capital requirement were NT$12,077,000 thousand and US$49,500 thousand, respectively. And the unutilized credits were NT$5,827,480 thousand and US$24,625 thousand, respectively.

7. To support the operations of the No.4 Container Distribution Center at Kaohsiung Harbor, the Company's Board on December 15, 2004 resolved to enter into a purchase agreement with Mitsui Engineering and Ship Building Co., Ltd. for twelve sets of transfer cranes amounting to US$10,740 thousand. As of the date on which the financial statements were issued, the deposits paid by the Company amounted to US$2,148 thousand.

8. As of December 31, 2004, the estimated amounts of rent payable in the following years under the long-term lease agreements entered into by the Company for the rental of ships and equipment are set forth below.

Lessor	Amount (in $'000)
EITC	US$70,521
GESA	170,922
GMS	16,461
EIS	5,373
CSCO	2,100
WNBG	1,080
KGS	23,976
Total	US$290,433

9. As of December 31, 2004 and 2003, the promissory notes issued by the Company for loans borrowed amounted to 11,207,131 thousand and 15,029,073 thousand, respectively.

H. SIGNIFICANT DISASTER LOSSES

None.

I. SIGNIFICANT SUBSEQUENT EVENTS

On March 2, 2005, the Company's Board resolved to acquire certain floor and parking space of an office building in Beijing for a total price of RMB37,109 thousand.

J. OTHERS

1. Derivative financial instruments

   (1) The contract (notional principal) amounts and credit risk (expressed in thousand dollars)

Financial Instruments	December 31, 2004 Notional Principal (Contract Amount)		Credit Risk	December 31, 2003 Notional Principal (Contract Amount)		Credit Risk
Non-trading purporses						
Interest rate swaps (IRS)	USD	120,000	-	USD	32,500	-
	EUR	-	-	EUR	25,000	-
	NTD	2,615,000	-	NTD	2,844,000	-
Cross currency swaps (CCS)	USD	21,875	-	USD	-	-
	NTD	-	-	NTD	1,064,219	-
Oil swaps	USD	7,946	-	USD	3,150	-
Trading purposes						
Foreign exchange options	USD	58,000	-	USD	213,000	-
	EUR	31,000	-	EUR	3,000	-
	JPY	5,415,235	-	JPY	4,474,000	-

The above credits risk amounts are based on the contracts with positive fair values on the balance sheet date and represent the possible loss that will be incurred by the Company in the event that the counterparties default. The counterparties of the Company are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

(2) Market risk

Interest rate swaps, cross currency swaps, foreign exchange options, forward exchange contracts and oil swaps are utilized to hedge against fluctuations in interest rates, exchange rates and oil prices. Thus, the market risk is offset against each other. Periodic reviews are conducted on the Company's exposure to market risk, and a stop-loss mechanism has been established to minimize the impact of market risk on the Company's operations.

(3) Liquidity risk, cash flow risk and the amount, timing and uncertainty of future cash requirements

As no principals are exchanged upon settlement of the interest rate swaps, cross currency swaps, forward exchange contracts and foreign exchange options, no significant cash requirement is expected. Therefore, the Company's working capital is assessed to be adequate and no funding risk is expected. In addition, the interest rates, exchange rates and prices are fixed. Thus, cash flow risk is remote.

(4) The purposes and strategies of holding derivative financial instruments

The derivative financial instruments are held for trading and non-trading purposes. Interest rate swaps, cross currency swaps, forward exchange contracts and foreign exchange options are undertaken to hedge against fluctuations in interest rates and exchange rates, whereas oil swaps are used to hedge against fluctuations in oil prices and control the cost within a tolerable limit. The aim of the hedging strategy is to hedge most of the market risk. For the derivative financial instruments held for trading purposes, they are undertaken to make profits on the interest rate, exchange rate and price differentials.

(5) Disclosures of derivative financial instruments in the financial statements

(a) Interest rate swaps

The contracts are settled based on the difference between the spot interest rate and contracted interest rate. The amount received and paid upon settlement is recorded as a deduction from and an addition to the interest expense on shipping finance, respectively.

(b) Cross currency swaps

The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss at maturity of the contracts.

(c) Foreign exchange options

As the Company has actual position in the underlying assets, full settlements are conducted at expiration of the contracts. The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss upon settlement.

(d) Oil swaps

The contracts are settled based on the difference between the spot oil price and the contracted price. The amount received and paid upon settlement is recorded as a deduction from and an addition to fuel expense.

(6) Financial instruments undertaken to hedge the commitments for expected transactions

Oil swaps are undertaken to fix the oil price within a tolerable limit for future oil usage.

2. Fair values of financial instruments

Non-Derivative Financial Instruments	December 31, 2004 Carrying Value	December 31, 2004 Fair Value	December 31, 2003 Carrying Value	December 31, 2003 Fair Value
Assets				
Cash and cash equivalents	$4,171,007	$4,171,007	$2,623,647	$2,623,647
Short-term investments	16,990,797	17,035,662	5,389,622	5,384,419
Notes and accounts receivable	3,655,296	3,655,296	3,566,922	3,566,922
Other financial assets - current	61,058	61,058	28,956	28,956
Long-term equity investments	54,230,267	54,742,353	47,729,915	47,914,871
Long-term bond investments	-	-	500,000	644,500
Other financial assets - non-current	135,330	135,330	-	-
Refundable deposits	42,408	42,408	43,320	43,320
Long-term receivables (including current portion)	507,179	507,179	613,721	613,721
Restricted assets	135,200	135,200	484,018	484,018
Liabilities				
Short-term loans	2,795,303	2,795,303	4,065,514	4,065,514
Short-term notes and bills payable	2,099,091	2,099,091	1,569,554	1,569,554
Notes and accounts payable	7,110,512	7,110,512	4,827,384	4,827,384
Corporate bonds payable (including current portion)	11,457,831	11,457,831	9,500,000	9,500,000

Long-term loans (including current portion)	13,760,199	13,760,199	13,314,059	13,314,059
Guarantee deposits received	85	85	85	85
Derivative Financial Instruments				
Interest rate swaps (IRS)	-	USD (393)	-	USD (3,906)
Cross currency swaps (CCS)	-	USD (2,433)	-	USD (392)
Foreign exchange options	215,540	215,540	-	USD (2,449)
Oil swaps	-	USD (9,100)	-	USD (581)

The methods and assumptions adopted by the Company to estimate the fair values of the above financial instruments are summarized below.

(1) Fair values of the short-term financial instruments are estimated to be equal to their carrying values. As maturity of these instruments is short, it is reasonable that their fair values equal their carrying values. This method is applied to cash and cash equivalents, notes and accounts receivable, refundable deposits, restricted assets, short-term loans, short-term notes and bills payable, notes and accounts payable, and guarantee deposits received.

(2) Fair values of marketable securities equal the quoted market prices, if available. If the quoted market prices are not available, fair values are estimated using financial information or other information.

(3) Fair values of long-term loans are estimated based on the present values of future cash flows. The discount rate is based on the interest rate charged on a comparable long-term loan with similar terms and conditions.

(4) Fair values of corporate bonds payable equal the quoted market prices, if available. If the quoted market prices are not available, fair values are estimated using financial information or other information.

(5) Fair values of derivative financial instruments are estimated to be equal to the amounts that should be received or paid if the contracts are settled on the balance sheet date. Unrealized gains (losses) on the outstanding contracts are normally included in the estimation. The prices quoted by the financial institutions are used as a reference for estimation of the derivative financial instruments' fair values.

3. Certain accounts for 2003 have been reclassified to conform to the 2004 financial statement presentation.

K. SUPPLEMENTARY DISCLOSURES

1. Information on significant transactions

(1) Loans extended by the Company

None.

(2) Endorsements and guarantees provided by the Company

Please see Schedule 6.

(3) Marketable securities held by the Company as at December 31, 2004

Please see Schedule 7.

(4) Acquisition or sale of one specific security with the accumulated amount exceeding NT$100 million or 20% of the Company's paid-in capital

Please see Schedule 8.

(5) Acquisition of real estate properties with an amount exceeding NT$100 million or 20% of the Company's paid-in capital

None.

(6) Disposal of real estate properties with an amount exceeding NT$100 million or 20% of the Company's paid-in capital

None.

(7) Purchases from or sales to related parties exceeding NT$100 million or 20% of the Company's paid-in capital

Please see Schedule 9.

(8) Receivables from related parties exceeding NT$100 million or 20% of the Company's paid-in capital

Please see Schedule 10.

(9) Derivative financial instruments undertaken by the Company

Please see Notes J1 and J2.

2. Information on the investees

(1) Information on the investees over which the Company can directly or indirectly exercise significant influence or in which the Company has controlling power

Please see Schedules 11.

(2) Significant transactions conducted by the investees in which the Company has direct or indirect controlling power

(a) Loans extended by the investees

Please see Schedule 5.

(b) Endorsements and guarantees provided by the investees

Please see Schedule 6.

(c) Marketable securities held by the investees as at December 31, 2004

Please see Schedule 7.

(d) Acquisition or sale of one specific security with the accumulated amount exceeding NT$100 million or 20% of the respective investee's paid-in capital

None.

(e) Acquisition of real estate properties with an amount exceeding of NT$100 million or 20% of the respective investee's paid-in capital

None.

(f) Disposal of real estate properties with an amount exceeding NT$100 million or 20% of the respective investee's paid-in capital

None.

(g) Purchases from or sales to related parties exceeding NT$100 million or 20% of the respective investee's paid-in capital

Please see Schedule 9.

(h) Receivables from related parties exceeding NT$100 million or 20% of the respective investee's paid-in capital

Please see Schedule 10.

(i) Derivative financial instruments undertaken by the investees

None.

3. Information on Mainland China investments

(1) Details of investments in Mainland China

Please see Schedule 12.

(2) Significant transactions conducted directly or indirectly with the investees in Mainland China

Please see Schedule 6 for details of the endorsements and guarantees provided by the Company for its investees in Mainland China.

L. SEGMENT INFORMATION

1. Financial information by industries

The Company is engaged in only one single industry, i.e. international marine transportation and shipping agency. Therefore, no disclosure is required.

2. Financial information by geographical areas

The Company is engaged in international marine transportation. Dealings with foreign ports, such as port formalities relating to arrival and departure of the Company's ships, cargo stevedoring and forwarding, collection of freight, and payment of expenses incurred with foreign ports, are handled by overseas shipping agents. Therefore, no disclosure is required.

3. Export information

As the Company is engaged in international marine transportation, every vessel sails between the major harbors in the world. Therefore, no export sales are reported.

4. Information on major customers

The Company provides services to customers all over the world. No single customer of the Company accounts for more than 10% of the Company's operating revenues.

Schedule 1

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

December 31, 2004

Type of Corporate Bonds	Seventh Secured Corporate Bonds	Eighth Secured Corporate Bonds
Date of issuance	Bonds A ~ C: November 9 ~ 10, 2000	Bond A: December 13 ~ 19, 2001 Bond B: December 13 ~ 14, 2001
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Market price
Principal amount	NT$1,500,000,000	NT$1,500,000,000
Interest rate	5.145%	2.600%
Period	5 years	5 years
Maturity	Bonds A ~ C: November 9 ~ 10, 2005	Bond A: December 13 ~ 19, 2006 Bond B: December 13 ~ 14, 2006
Guarantor	Chiao Tung Bank Taiwan Cooperative Bank Taipei Fubon Bank	Taiwan Cooperative Bank Bank of Taiwan
Trustee	Bank of Taiwan	Cathay United Bank
Underwriter	Fuh-Hwa Securities Co., Ltd.	Polaris Securities Co., Ltd.
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of Bonds A, B and C are to be repaid in lump sum at maturity based on the face value.	Principals of Bonds A and B are to be repaid in lump sum at maturity based on the face value.
Interest payment	Simple interest, payable annually	Simple interest, payable annually
Principal outstanding	NT$1,500,000,000	NT$1,500,000,000
Clauses on redemption and early repayment	None	None
Restricted clauses	None	None

Schedule 2

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

December 31, 2004

Type of Corporate Bonds	Ninth Secured Corporate Bonds	Tenth Secured Corporate Bonds
Date of issuance	Bond A: May 14, 2002 Bond B: May 15, 2002 Bond C: May 16, 2002 Bond D: May 17, 2002	Bond A: June 13, 2002 Bond B: June 14, 2002 Bond C: June 17, 2002 Bond D: June 18, 2002 Bond E: June 19, 2002 Bond F: June 20, 2002
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Market price
Principal amount	NT$1,000,000,000	NT$1,500,000,000
Interest rate	3.400%	3.900%
Period	5 years	5 years
Maturity	Bond A: May 14, 2007 Bond B: May 15, 2007 Bond C: May 16, 2007 Bond D: May 17, 2007	Bond A: June 13, 2007 Bond B: June 14, 2007 Bond C: June 17, 2007 Bond D: June 18, 2007 Bond E: June 19, 2007 Bond F: June 20, 2007
Guarantor	Hua Nan Commercial Bank	Bank of Taiwan
Trustee	Bank of Taiwan	Cathay United Bank
Underwriter	SinoPac Securities KGI	SinoPac Securities KGI Yunata Core Pacific Securities
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of Bonds A, B, C and D are to be repaid in lump sum at maturity based on the face value.	Principals of Bonds A, B, C, D, E and F are to be repaid in lump sum at maturity based on the face value.
Interest payment	Simple interest, payable annually	Simple interest, payable annually
Principal outstanding	NT$1,000,000,000	NT$1,500,000,000
Clauses on redemption and early repayment	None	None
Restricted clauses	None	None

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

December 31, 2004

Type of Corporate Bonds	Eleventh Secured Corporate Bonds	First Unsecured Corporate Bonds
Date of issuance	Bond A: June 2 ~ 6, 2003 Bond B: June 3 ~ 5, 2003	January 12, 2004
Face value	NT$5,000,000	NT$100,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Face value
Principal amount	NT$1,500,000,000	NT$4,000,000,000
Interest rate	Bond A: 1.47% Bond B: 4% - Six-month LIBOR	0.00%
Period	5 years	5 years
Maturity	Bond A: June 2 ~ 6, 2008 Bond B: June 3 ~ 5, 2008	January 11, 2009
Guarantor	Bank of Taiwan Land Bank	None
Trustee	International Commercial Bank of China	Hua Nan Commercial Bank
Underwriter	Fuh-Hwa Securities Co., Ltd. Citi Securities Corp.	SinoPac Securities
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of Bonds A and B are to be repaid in lump sum at maturity based on the face value.	To be repaid in lump sum at maturity based on the face value.
Interest payment	Bond A: Simple interest, payable annually Bond B: Interest is payable semi-annually.	
Principal outstanding	NT$1,500,000,000	NT$2,179,700,000
Clauses on redemption and early repayment	None	During the 30 days before the bonds are issued for 3 years, the bondholders may exercise their redemption option at a yield rate of 0.20% per annum. When the bonds mature on January 11, 2009, they are redeemed at face value.
Restricted clauses	None	None

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

December 31, 2004

Type of Corporate Bonds	Second Unsecured Corporate Bonds
Date of issuance	September 6, 2004
Face value	NT$100,000
Place of issuance	Taiwan
Issue price	Face value
Principal amount	NT$4,500,000,000
Interest rate	0%
Period	5 years
Maturity	September 6, 2009
Guarantor	None
Trustee	SinoPac Commercial Bank
Underwriter	President Securities
Lawyer	Law Office of S. S. Lai
Certified public accountant	Diwan, Ernst & Young
Principal repayment	To be repaid in lump sum at maturity based on the face value.
Principal outstanding	NT$2,273,900,000
Clauses on redemption and early repayment	During the 30 days before the bonds are issued for 3.5 years, the bondholders may exercise their redemption option at face value.
Restricted clauses	None

Evergreen Marine Corporation and Subsidiaries

Loans Extended

For the Year Ended December 31, 2004

(Expressed in Thousands of Dollars)

Lender	Borrower	Financial Statement Account	Highest Balance	Balance as at Dec 31, 2004	Interest Rate	Nature of Loan (Note 1)	Annual Amount of Transactions with the Borrower	Reason for Short-Term Financing	Allowance for Bad Debts	Collateral		Limit on Loans Extended to a Single Company (Note 2)	Maximum Amount of Loans Allowed to be Extended by the Company or its Subsidiaries (Note 2)
										Item	Value		
Peony Investment S.A.	Clove Holding Ltd.	Receivables from related parties	USD 28,185	USD -	-	2	USD-	Working capital requirement	USD-	-	USD-	USD 218,701	USD 437,401
	Evergreen Container Terminal (Thailand) Ltd.	Receivables from related parties	USD 36,691	USD -	-	2	USD-	Working capital requirement	USD-	-	USD-	USD 218,701	USD 437,401
	PT. Multi Bina Transport	Receivables from related parties	USD 500	USD -	-	2	USD-	Working capital requirement	USD-	-	USD-	USD 218,701	USD 437,401
	Evergreen India Pvt. Ltd.	Receivables from related parties	USD 250	USD 250	-	2	USD-	Working capital requirement	USD-	-	USD-	USD 218,701	USD 437,401
	Evergreen International S.A.	Receivables from related parties	USD 10,000	USD -	-	2	USD-	Working capital requirement	USD-	-	USD-	USD 218,701	USD 437,401
	Armand Investment (Netherlands) N.V.	Receivables from related parties	USD 1,618	USD -	-	2	USD-	Working capital requirement	USD-	-	USD-	USD 218,701	USD 437,401

Note 1: Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries. The annual amount of the transactions is stated accordingly.

"2" denotes the loans extended to the companies which require short-term financing. The reason for short-term financing is stated accordingly.

Note 2: Limit on loans extended

1. According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements. The calculation is as follows:

   Peony: US$1,093,503 thousand * 20% = US$218,701 thousand

2. According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements. The calculation is as follows:

   Peony: US$1,093,503 thousand * 40% = US$437,401 thousand

Evergreen Marine Corporation and Subsidiaries
Endorsements and Guarantees Provided
For the Year Ended December 31, 2004
(Expressed in Thousands of Dollars)

Endorser/Guarantor	Counterparty	Nature of Relationship (Note 1)	Limit on Endorsements/Guarantees Provided to a Single Company	Highest Balance	Balance as at December 31, 2004	Amount of Endorsements/Guarantees Secured with Collaterals	Ratio of Accumulated Amount of Endorsements/Guarantees to Net Worth (%)	Maximum Amount of Endorsements/Guarantees Allowed to be Provided by the Company or its Subsidiaries (Note 2)
Evergreen Marine Corporation	Greencompass Marine S.A.	3	$104,553,090	$23,071,052 (USD726,247)	$14,712,030 (USD463,116)	$-	28.14	$156,829,635
Evergreen Marine Corporation	Peony Investment S.A.	2	104,553,090	2,584,286 (USD81,350)	2,584,286 (USD81,350)	-	4.94	
Evergreen Marine Corporation	Evergreen Container Terminal (Thailand) Ltd.	1	26,138,273	184,601 (USD5,811)	- -	-	-	
Evergreen Marine Corporation	Taranto Container Terminal S.P.A.	1	26,138,273	2,940,482 (USD92,563)	2,940,482 (USD92,563)	-	5.62	
Evergreen Marine Corporation	Hatsu Marine Limited	3	104,553,090	11,205,994 (USD352,750)	11,205,994 (USD352,750)	-	21.44	
Evergreen Marine Corporation	Island Equipment LLC	3	104,553,090	1,790,180 (USD56,353)	1,790,180 (USD56,353)	-	3.42	
Evergreen Marine Corporation	Colon Container Terminal S.A.	1	26,138,273	606,124 (USD19,080)	606,124 (USD19,080)	-	1.16	
Evergreen Marine Corporation	Shanghai Pao Long International Container Co., Ltd.	3	104,553,090	58,135 (USD1,830)	-	-	-	
Peony Investment S.A.	Shanghai Pao Long International Container Co., Ltd.	3	USD2,187,006	USD5,263	-	-	-	USD3,280,509

Note 1: Nature of the counterparty's relationship with the Company or its subsidiaries
"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.
"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.
"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.
"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.
"5" denotes the endorsements/guarantees provided pursuant to construction contracts.
"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries' proportionate equity interest in the company.

Note 2: According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceed 300% of the net worth stated in the latest financial statements.
The calculation is as follows:
The Company: NT$52,276,545 thousand * 300% = NT$156,829,635 thousand
Peony: US$1,093,503 thousand * 300% = US$3,280,509 thousand

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at December 31, 2004
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at December 31, 2004				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Evergreen Marine Corporation	Stocks:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investment	4,765	$34,672,963	100.00	$34,737,847	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Long-term equity investment	5,500	85,082	55.00	85,082	
	Charng Yang Development Co., Ltd.	Investee company accounted for under equity method	Long-term equity investment	32,000	374,111	40.00	374,111	
	Evergreen International Storage and Transport Corp.	Investee company accounted for under equity method	Long-term equity investment	424,062	7,224,024	39.74	6,259,160	
	Evergreen Security Corporation	Investee company accounted for under equity method	Long-term equity investment	3,000	33,932	31.25	33,932	
	EVA Airways Corporation	Investee company accounted for under equity method	Long-term equity investment	685,687	9,035,433	20.96	10,374,447	
	Taipei Port Container Terminal Corporation	Investee company accounted for under equity method	Long-term equity investment	16,000	154,995	20.00	154,995	
	Toplogis Technology Corp.	Investee company accounted for under equity method	Long-term equity investment	1,000	8,809	25.00	8,809	
	Power World Fund Inc.	Investee company accounted for under cost method	Long-term equity investment	5,000	50,000	5.68	50,000	
	Fubon Securities Finance Co., Ltd.	Investee company accounted for under cost method	Long-term equity investment	19,717	190,322	4.93	190,322	
	Taiwan HSR Consortium	Investee company accounted for under cost method	Long-term equity investment	126,735	1,250,000	2.53	1,250,000	
	Linden Technologies Inc.	Investee company accounted for under cost method	Long-term equity investment	50	15,372	2.53	15,372	
	Taiwan Fixed Network Corp.	Investee company accounted for under cost method	Long-term equity investment	70,000	700,000	1.08	700,000	
	Well Long Information Co., Ltd.	Investee company accounted for under cost method	Long-term equity investment	26	1,300	0.14	1,300	
	Central Reinsurance Corp.	Investee company accounted for under lower of cost or market value method	Long-term equity investment	36,648	426,581	8.73	479,350	
	Fubon Financial Holding Co., Ltd.	Investee company accounted for under lower of cost or market value method	Long-term equity investment	2,853	7,343	0.03	92,510	
	Tri Ocean Textile Co., Ltd.	None	Short-term investment	610	11,114	-	4,436	
	China Steel Corporation	None	Short-term investment	679	20,715	-	24,265	
	AU Optronics Corp.	None	Short-term investment	80	3,595	-	3,523	
	Protop Innotech Inc.	None	Short-term investment	393	16,209	-	9,290	
	Yang Ming Marine Transport Corp.	None	Short-term investment	2,000	62,276	-	59,930	
	Chi Mei Optoelectronics	None	Short-term investment	500	19,920	-	20,730	
	CISCO	None	Short-term investment	9	6,802	-	5,794	
	Aten International Co., Ltd.	None	Short-term investment	500	37,551	-	36,880	
	China Motor Corporation	None	Short-term investment	518	19,772	-	19,369	
	CMC Magnetics Corporation	None	Short-term investment	1,069	17,962	-	17,106	
	All Ring Tech Co., Ltd.	None	Short-term investment	410	17,288	-	10,578	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at December 31, 2004
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at December 31, 2004 No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	Remark
Evergreen Marine Corporation	Mutual Funds:							
	New Light Growth Fund	None	Short-term investment	3,000	$30,000	-	$30,000	
	ShinKong Taiwan Luck	None	Short-term investment	13,099	211,000	-	212,069	
	ShinKong Chi-Xiang Fund	None	Short-term investment	42,544	608,000	-	609,780	
	PCA Bond Fund	None	Short-term investment	18,490	280,000	-	280,276	
	IIT Increment	None	Short-term investment	36,153	535,000	-	535,876	
	IIT Secured Value Fund	None	Short-term investment	5,000	50,000	-	50,454	
	FuBon Ju-I II	None	Short-term investment	6,707	93,000	-	95,155	
	FuBon Ju-I III	None	Short-term investment	31,514	373,000	-	375,691	
	FuBon Dragon Bond Fund	None	Short-term investment	7,628	87,000	-	87,446	
	TW FuBon Fund	None	Short-term investment	4,854	50,000	-	50,068	
	United Bond	None	Short-term investment	42,275	535,000	-	538,373	39,300 thousand units are pledged.
	HSBC Taiwan Money Management	None	Short-term investment	1,386	20,000	-	20,072	
	Polaris De Li Bond Fund	None	Short-term investment	13,604	200,000	-	200,073	
	Polaris De-Bao Fund	None	Short-term investment	43,872	472,000	-	473,689	
	Polaris Global Short-Duration Diversified Bond Fund	None	Short-term investment	6,000	60,000	-	58,812	
	Polaris Win-win New Balance Fund	None	Short-term investment	1,500	15,000	-	14,866	
	Polaris Taiwan Weighted Stock Index Fund	None	Short-term investment	3,000	30,000	-	30,951	
	ABN AMRO Select Bond	None	Short-term investment	9,081	100,000	-	100,193	
	ABN AMRO Taiwan Bond Fund	None	Short-term investment	9,432	100,000	-	100,000	
	ABN AMRO Aggressive Taiwan Bond Fund	None	Short-term investment	46,504	500,000	-	502,048	
	ABN AMRO Korea Bonus 104% Guaranteed Fund	None	Short-term investment	3	10,386	-	9,566	
	ABN AMRO Five Stars Capital Protected Bonus Notes	None	Short-term investment	5	17,033	-	15,363	
	ABN AMRO Asia Growth Guaranteed Fund	None	Short-term investment	4,000	40,000	-	38,240	
	ABN AMRO Value Fund	None	Short-term investment	2,559	30,000	-	26,997	
	ABN AMRO Taiwan Local Balanced Fund	None	Short-term investment	1,995	20,000	-	20,235	
	NITC Bond	None	Short-term investment	472	75,000	-	75,522	
	NITC Taiwan Bond	None	Short-term investment	17,905	245,000	-	245,572	
	NITC Global Balance Fund of Funds	None	Short-term investment	6,906	70,000	-	70,349	
	NITC Great Fortune	None	Short-term investment	2,281	30,030	-	30,251	
	President Home Run	None	Short-term investment	20,002	273,000	-	273,472	
	JF Taiwan	None	Short-term investment	3,380	50,000	-	50,218	
	JF First Bond Fund	None	Short-term investment	10,956	150,000	-	150,060	
	Capital Safe Income	None	Short-term investment	3,966	57,000	-	57,222	
	Capital Cash Reserves	None	Short-term investment	13,049	148,000	-	148,798	
	Capital Asset Allocation	None	Short-term investment	4,375	50,000	-	50,350	
	Hua Nan Phoenix	None	Short-term investment	36,323	531,000	-	533,479	
	Hua Nan Unicorn	None	Short-term investment	11,466	122,000	-	123,566	
	FGIT Benefits II	None	Short-term investment	20,993	298,000	-	299,138	
	FGIT Balanced Fund	None	Short-term investment	1,588	20,000	-	19,849	
	The First Global Investment Trust Dragon and Tiger Umbrella Fund - Lucky Dragon Principal Guaranteed Fund	None	Short-term investment	5,000	50,000	-	50,000	
	Prudential Financial Bond Fund	None	Short-term investment	3,515	50,000	-	50,040	
	Reliance Forever	None	Short-term investment	21,318	300,000	-	300,652	
	Reliance	None	Short-term investment	25,412	271,000	-	272,779	
	TIIM Bond	None	Short-term investment	45,266	621,000	-	624,456	
	TIIM Global Balance Fund	None	Short-term investment	1,500	15,000	-	15,630	
	TIM Grand Value Fund	None	Short-term investment	2,000	20,000	-	20,133	
	Jin Sun Bond Fund	None	Short-term investment	45,133	598,200	-	599,968	
	Jin Sun Global Balanced Fund	None	Short-term investment	1,000	10,000	-	10,460	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at December 31, 2004
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial *Statement* Account	Balance as at December 31, 2004				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Evergreen Marine Corporation	Jin Sun Multi-Strategy Balanced Fund	None	Short-term investment	1,000	$10,000	-	$9,881	
	SinoPac Genesis Fund	None	Short-term investment	1,937	15,000	-	15,187	
	Fu Hwa Bond	None	Short-term investment	8,271	106,500	-	107,252	
	Fu Hwa Albatross Fund	None	Short-term investment	11,207	122,500	-	122,800	
	Fu Hwa Aegis Fund	None	Short-term investment	2,000	20,000	-	19,780	
	Truswell Bond Fund	None	Short-term investment	60,471	749,000	-	752,196	
	Truswell Premier Fund	None	Short-term investment	3,506	37,000	-	38,014	
	Ta Chong Bond	None	Short-term investment	30,023	380,000	-	380,497	
	Ta Chong Top 25 Fund	None	Short-term investment	2,500	25,000	-	20,625	
	Grand Cathay Bond	None	Short-term investment	10,322	130,000	-	130,303	
	Grand Cathay Global Balance Fund Of Funds	None	Short-term investment	1,000	10,000	-	10,110	
	APIT Asia Pacific Bond	None	Short-term investment	21,696	268,000	-	270,154	
	Fu Hwa System Funds of Funds	None	Short-term investment	500	5,000	-	5,328	
	Fu Hwa Advantage Bond Fund	None	Short-term investment	72,376	730,000	-	734,933	57,179 thousand units are pledged.
	Fuhwa Diamond Fund	None	Short-term investment	2,947	30,000	-	30,145	
	Transcend Fortune	None	Short-term investment	26,910	318,000	-	318,958	
	Transcend Balanced Fund	None	Short-term investment	473	5,000	-	4,434	
	Union Bond Fund	None	Short-term investment	33,871	400,000	-	401,277	
	Union Yo-Li Bond Fund	None	Short-term investment	29,442	315,000	-	317,107	
	Union Global Fund Of Funds	None	Short-term investment	930	10,000	-	10,007	
	Sheng Hua 1699 Bond	None	Short-term investment	49,803	600,000	-	602,133	
	Sheng Hua 5599 Bond	None	Short-term investment	13,272	143,000	-	144,899	
	Sheng Hua 0566 Global Balance Fund	None	Short-term investment	1,969	20,000	-	18,976	
	Sheng Hua 9966 Balanced Fund	None	Short-term investment	5,000	50,000	-	50,184	
	Barits Bond	None	Short-term investment	1,690	20,000	-	20,000	
	UBS Global Credit Bond Fund	None	Short-term investment	3,000	30,000	-	29,868	
	APEX Bond Fund	None	Short-term investment	10,054	115,000	-	115,594	
	Adam Mid & Small Cap Dynamic Balance Fund	None	Short-term investment	1,000	10,000	-	9,640	
	TLAM B.B. Bond Fund	None	Short-term investment	31,412	345,000	-	345,744	
	Central Diamond Bond	None	Short-term investment	90,388	1,008,000	-	1,010,977	
	Central Chiao Pung	None	Short-term investment	798	8,000	-	7,070	
	Mega Fancy Balanced Fund	None	Short-term investment	2,000	20,000	-	16,708	
	Cathay Bond	None	Short-term investment	13,410	150,000	-	150,722	
	Cathay Capital Income Growth Bond Fund	None	Short-term investment	25,628	272,000	-	272,645	
	KGI Victory Fund	None	Short-term investment	33,514	350,000	-	351,132	
	KGI Ever Flourishing Balanced Fund	None	Short-term investment	4,959	50,000	-	49,894	
	Chung Hsing Ping-An Fund	None	Short-term investment	36,045	375,000	-	375,464	
	Chung Hsing Happy Fund	None	Short-term investment	1,000	10,000	-	9,932	
	Waterland High Growth Fund	None	Short-term investment	3,000	30,000	-	29,430	
	Invesco Income Fund	None	Short-term investment	4,493	50,000	-	50,004	
	Taishin Taishin Fund	None	Short-term investment	500	5,000	-	4,785	
	Taishin Lucky Fund	None	Short-term investment	20,000	200,000	-	200,128	
	Alexandra Global Investment (Asia) Fund	None	Short-term investment	39	16,952	-	16,296	
	Franklin US Government Fund	None	Short-term investment	108	34,670	-	32,246	
	MFS Newly-Risen Bond Fund	None	Short-term investment	146	68,188	-	73,139	
	MFS Inflation-Adjusted Bond Fund	None	Short-term investment	49	17,048	-	16,196	
	ABN AMRO Gottex	None	Short-term investment	1	30,942	-	29,158	
	ABN AMRO Target Coupon Notes	None	Short-term investment	1,500	49,702		42,357	
	Forsyth Ten Year Income Generator Note	None	Short-term investment	1,012	33,748		32,746	
	115% Auto-Callable Capital Protected Notes	None	Short-term investment	100	32,335		31,768	
	Forsyth Alternative Income Fund (Euro)	None	Short-term investment	88	42,530		45,447	
	Forsyth Alternative Income Fund (Japanese yen)	None	Short-term investment	85	31,580		30,965	
	Parvest Asian Bond Fund Convertible	None	Short-term investment	1	3,516	-	3,780	
	Permal Fund	None	Short-term investment	-	3,510	-	3,709	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at December 31, 2004
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at December 31, 2004				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Evergreen Marine Corporation	Government Bonds:							
	Korea Container Authority Bonds	None	Short-term investment	-	40,944	-	47,198	
	Corporate Bonds:							
	Merrill Lynch	None	Short-term investment	1	3,948	-	3,791	
	Bonds with repurchase agreements:							
	LBAHC 2004-6 Class N1 Notes	None	Short-term investment	-	111,186	-	111,186	
	Sasco NIM 2004-19XS Class A	None	Short-term investment	-	47,651	-	47,651	
	Sasco NIM 2004-17XS Class A	None	Short-term investment	-	54,005	-	54,005	
	2004-7 Sail NIM NT CLASS B	None	Short-term investment	-	9,530	-	9,530	
	Fremont NIM 2004-3 Class A	None	Short-term investment	-	79,419	-	79,419	
Peony Investment S.A.	Greencompass Marine S.A.	In direct subsidiary of the Company	Long-term equity investment	3,535	USD731,702	100.00	USD731,702	
	Vigor Enterprise S.A.	Indirect subsidiary of the Company	Long-term equity investment	80	USD3,487	100.00	USD3,487	
	Clove Holding Ltd.	Indirect subsidiary of the Company	Long-term equity investment	10	USD67,141	100.00	USD67,141	
	Evergreen Heavy Industrial Corp. (M) Berhad	Indirect subsidiary of the Company	Long-term equity investment	42,120	USD31,267	97.50	USD31,267	
	PT. Multi Bina Pura International	Indirect subsidiary of the Company	Long-term equity investment	68	USD9,236	95.00	USD9,236	
	PT. Multi Bina Pura Transport	Indirect subsidiary of the Company	Long-term equity investment	2	USD138	17.39	USD138	
	Armand Investment (Nether Lands) N.V.	Indirect subsidiary of the Company	Long-term equity investment	4	USD1,708	70.00	USD1,708	
	Shenzhen Greentrans Transportation Co., Ltd.	Indirect subsidiary of the Company	Long-term equity investment	-	USD3,059	55.00	USD3,059	
	Hatsu Marine Limited	Indirect subsidiary of the Company	Long-term equity investment	765	USD109,474	51.00	USD109,474	
	Luanta Investment (Netherlands) N.V.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD16,782	50.00	USD16,782	
	Evergreen Container Terminal (Thailand) Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	12,250	USD17,462	48.18	USD17,462	
	Shanghai Jifa Logistics Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD8,080	21.06	USD8,080	
	Ningbo Victory Container Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD2,296	40.00	USD2,296	
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD5,057	40.00	USD5,057	
	Balsam Investment (Nether lands) N.V.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD162,550	49.00	USD162,550	
	Evergreen Shipping Singapore Pte. Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	383	USD935	25.50	USD935	
	Evergreen Korea Corporation	Investee company of Peony accounted for under equity method	Long-term equity investment	61	USD2,449	50.00	USD2,449	
	Evergreen Star (Thailand) Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	204	USD1,134	25.50	USD1,134	
	PT. Evergreen Marine Indonesia	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD476	25.40	USD476	
	Evergreen India Pte Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	5	USD18	49.99	USD18	
	Evergreen Marine Australia Pty Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD213	25.50	USD213	
	Hutchison Inland Container Depots Limited	Investee company of Peony accounted for under cost method	Long-term equity investment	1	USD1,492	7.50	USD1,492	
	South Asia Gateway Terminals	Investee company of Peony accounted for under cost method	Long-term equity investment	6,211	USD2,412	5.00	USD2,412	
	Dongbu Pusan Container Terminal Co., Ltd.	Investee company of Peony accounted for under cost method	Long-term equity investment	300	USD1,556	15.00	USD1,556	
PT. Multi Bina Pura International	PT. Multi Bina Pura Transport	Indirect subsidiary of Peony	Long-term equity investment	8	USD681	72.95	USD681	
Clove Holding Ltd.	Ample Holding LTD.	Indirect subsidiary of Peony	Long-term equity investment	9	USD15,026	90.00	USD15,026	
	Classic Outlook Investment Ltd.	Investee company of Clove accounted for under cost method	Long-term equity investment	-	USD102,359	2.25	USD102,359	
	Everup profits ltd.	Investee company of Clove accounted for under cost method	Long-term equity investment	-	-	2.25	-	
	Island Equipment LLC	Investee company of Clove accounted for under equity method	Long-term equity investment	-	USD195	36.00	USD195	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee company of Ample accounted for under equity method	Long-term equity investment	22,860	USD47,912	40.00	USD47,912	
Hatsu Marine Limited	Island Equipment LLC	Investee company of Hatsu accounted for under equity method	Long-term equity investment	-	USD85	15.00	USD85	
Vigor Enterprise S.A.	Shanghai Pao Long International Container Co., Ltd.	Indirect subsidiary of Peony	Long-term equity investment	-	USD2,744	65.00	USD2,744	
Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	Indirect subsidiary of Peony	Long-term equity investment	40	(USD101)	100.00	(USD101)	
Taiwan Terminal Services Co., Ltd.	Tai Hwa Checker Co., Ltd.	Indirect subsidiary of the Company	Long-term equity investment	-	20,582	70.00	20,582	
	Cathay Bond	None	Short-term investment	2,243	25,000	-	25,213	
	FuBon Ju-I	None	Short-term investment	327	5,000	-	5,053	
Greencompass Marines S.A.	UG. Hidden Dragon Balance Fund B	None	Short-term investment	103	USD1,030	-	USD1,005	

Evergreen Marine Corporation and Subsidiaries
Summary of Significant Transactions on One Specific Security
Exceeding NT$100 Million or 20 Percent of the Paid-In Capital
For the Year Ended December 31, 2004
(Expressed in Thousands of Dollars / Thousand Shares)

Buyer/Seller	Marketable Securities	Financial Statement Account	Counterparty	Related Party	January 1, 2004		Buy		Sell				December 31, 2004	
					Shares/Units	Amount	Shares/Units	Amount	Shares/Units	Selling Price	Carrying Value	Disposal	Shares/Units	Amount
Evergreen Marine Corporation	Mutual Funds:													
	ShinKong Taiwan Luck	Short-term investment	Open market transaction	No	12,552	$200,000	91,803	$1,474,000	91,256	$1,465,927	$1,463,000	$2,927	13,099	$211,000
	ShinKong Chi-Xiang Fund	Short-term investment	Open market transaction	No	-	-	72,234	1,028,000	29,690	420,850	420,000	850	42,544	608,000
	ShinKong Chi-Shin Fund	Short-term investment	Open market transaction	No	-	-	14,931	206,000	14,931	206,090	206,000	90	-	-
	PCA Bond Fund	Short-term investment	Open market transaction	No	-	-	32,471	490,500	13,981	210,787	210,500	287	18,490	280,000
	PCA Wellpool Fund	Short-term investment	Open market transaction	No	16,614	200,000	26,754	323,000	43,368	523,846	523,000	846	-	-
	IIT Increment	Short-term investment	Open market transaction	No	-	-	48,352	715,000	12,199	180,042	180,000	42	36,153	535,000
	FuBon Ju-I	Short-term investment	Open market transaction	No	32,806	500,000	82,849	1,269,140	115,655	1,772,529	1,769,140	3,389	-	-
	FuBon Ju-I II	Short-term investment	Open market transaction	No	22,943	320,000	161,953	2,273,022	178,189	2,509,623	2,500,022	9,601	6,707	93,000
	FuBon Ju-I III	Short-term investment	Open market transaction	No	1,707	20,000	39,771	470,400	9,964	117,667	117,400	267	31,514	373,000
	FuBon Dragon Bond Fund	Short-term investment	Open market transaction	No	-	-	14,365	163,900	6,737	76,986	76,900	86	7,628	87,000
	TW Fu Bon Fund	Short-term investment	Open market transaction	No	-	-	19,447	200,000	14,593	150,481	150,000	481	4,854	50,000
	United Bond	Short-term investment	Open market transaction	No	9,433	118,000	79,596	1,006,000	46,754	590,525	589,000	1,525	42,275	535,000
	United Triumph Bond Fund	Short-term investment	Open market transaction	No	1,972	20,000	7,864	80,000	9,836	100,158	100,000	158	-	-
	Polaris De Li Bond Fund	Short-term investment	Open market transaction	No	-	-	19,082	280,000	5,478	80,031	80,000	31	13,604	200,000
	Polaris De-Bao Fund	Short-term investment	Open market transaction	No	-	-	88,185	947,000	44,313	475,097	475,000	97	43,872	472,000
	ABN AMRO Select Bond	Short-term investment	Open market transaction	No	-	-	18,163	200,000	9,082	100,050	100,000	50	9,081	100,000
	ABN AMRO Taiwan Bond Fund	Short-term investment	Open market transaction	No	-	-	43,758	460,000	34,326	360,986	360,000	986	9,432	100,000
	ABN AMRO Aggressive Taiwan Bond Fund	Short-term investment	Open market transaction	No	-	-	193,857	2,075,000	147,353	1,571,146	1,575,000	(3,854)	46,504	500,000
	NITC Bond	Short-term investment	Open market transaction	No	-	-	4,129	657,000	3,657	582,256	582,000	256	472	75,000
	NITC Taiwan Bond	Short-term investment	Open market transaction	No	7,928	107,000	77,378	1,052,000	67,401	916,345	914,000	2,345	17,905	245,000
	NITC Global Balance Fund of Funds	Short-term investment	Open market transaction	No	-	-	9,906	100,000	3,000	30,356	30,000	356	6,906	70,000
	President Home Run	Short-term investment	Open market transaction	No	2,006	27,000	44,828	610,000	26,832	364,604	364,000	604	20,002	273,000
	President James Bond	Short-term investment	Open market transaction	No	10,467	155,000	8,971	133,270	19,438	288,995	288,270	725	-	-
	JF Taiwan	Short-term investment	Open market transaction	No	11,738	172,000	54,437	801,031	62,795	923,628	923,031	597	3,380	50,000
	JF First Bond Fund	Short-term investment	Open market transaction	No	-	-	35,465	483,500	24,509	333,669	333,500	169	10,956	150,000
	Capital Cash Reserves	Short-term investment	Open market transaction	No	-	-	13,049	148,000	-	-	-	-	13,049	148,000
	Hua Nan Phoenix	Short-term investment	Open market transaction	No	4,157	60,000	67,955	992,441	35,789	522,295	521,441	854	36,323	531,000
	Hua Nan Unicorn	Short-term investment	Open market transaction	No	6,605	70,000	36,758	392,933	31,897	341,204	340,933	271	11,466	122,000
	FGIT Benefits	Short-term investment	Open market transaction	No	18,465	295,000	44,330	710,000	62,795	1,007,750	1,005,000	2,750	-	-
	FGIT Benefits II	Short-term investment	Open market transaction	No	6,484	91,000	94,085	1,328,500	79,576	1,123,907	1,121,500	2,407	20,993	298,000
	Prudential Financial Bond Fund	Short-term investment	Open market transaction	No	4,276	60,000	52,331	737,000	53,092	748,575	747,000	1,575	3,515	50,000
	Reliance Forever	Short-term investment	Open market transaction	No	11,601	161,000	108,980	1,524,000	99,263	1,388,021	1,385,000	3,021	21,318	300,000
	Reliance	Short-term investment	Open market transaction	No	-	-	38,019	405,000	12,607	134,185	134,000	185	25,412	271,000
	TIIM Bond	Short-term investment	Open market transaction	No	17,680	240,000	170,893	2,341,000	143,307	1,964,288	1,960,000	4,288	45,266	621,000
	Jin Sun Bond Fund	Short-term investment	Open market transaction	No	4,204	55,000	97,182	1,284,000	56,253	742,112	740,800	1,312	45,133	598,200
	Fu Hwa Bond	Short-term investment	Open market transaction	No	-	-	9,053	116,500	782	10,043	10,000	43	8,271	106,500
	Fu Hwa Albatross Fund	Short-term investment	Open market transaction	No	-	-	14,353	156,500	3,146	34,133	34,000	133	11,207	122,500
	Truswell Bond Fund	Short-term investment	Open market transaction	No	8,988	110,000	117,685	1,454,000	66,202	816,465	815,000	1,465	60,471	749,000
	Truswell Premier Fund	Short-term investment	Open market transaction	No	10,311	110,000	159,556	1,712,000	166,361	1,789,050	1,785,000	4,050	3,506	37,000
	Ta Chong Bond	Short-term investment	Open market transaction	No	-	-	48,338	610,000	18,315	230,063	230,000	63	30,023	380,000
	Ta Chong Gallop Bond Fund	Short-term investment	Open market transaction	No	10,537	110,000	26,703	280,000	37,240	390,742	390,000	742	-	-
	Grand Cathay Bond	Short-term investment	Open market transaction	No	11,257	140,000	56,817	711,000	57,752	722,043	721,000	1,043	10,322	130,000
	Grand Cathay Stable Bond Fund	Short-term investment	Open market transaction	No	-	-	10,838	130,000	10,838	128,924	130,000	(1,076)	-	-
	APIT Asia Pacific Bond	Short-term investment	Open market transaction	No	1,149	14,000	28,677	354,000	8,130	100,287	100,000	287	21,696	268,000
	Fu Hwa Advantage Bond Fund	Short-term investment	Open market transaction	No	-	-	80,360	810,000	7,984	80,384	80,000	384	72,376	730,000
	Transcend Fortune	Short-term investment	Open market transaction	No	19,707	230,000	115,372	1,355,710	108,169	1,269,497	1,267,710	1,787	26,910	318,000
	Union Bond	Short-term investment	Open market transaction	No	11,487	134,000	106,210	1,248,000	83,826	983,648	982,000	1,648	33,871	400,000
	Union Yo-Li Bond Fund	Short-term investment	Open market transaction	No	-	-	36,960	395,000	7,518	80,318	80,000	318	29,442	315,000
	Sheng Hua 1699 Bond	Short-term investment	Open market transaction	No	6,310	75,000	62,808	756,000	19,315	231,592	231,000	592	49,803	600,000
	Sheng Hua 5599 Bond	Short-term investment	Open market transaction	No	4,376	47,000	61,573	669,000	52,677	573,272	573,000	272	13,272	143,000
	Barits Bond	Short-term investment	Open market transaction	No	17,124	200,000	17,055	200,000	32,489	380,254	380,000	254	1,690	20,000
	APEX Bond Fund	Short-term investment	Open market transaction	No	11,842	134,000	66,487	758,000	68,275	778,247	777,000	1,247	10,054	115,000
	TLAM B.B. Bond Fund	Short-term investment	Open market transaction	No	-	-	56,942	625,000	25,531	280,044	280,000	44	31,411	345,000
	Central Diamond Bond	Short-term investment	Open market transaction	No	19,620	216,000	409,439	4,548,000	338,671	3,762,005	3,756,000	6,005	90,388	1,008,000
	Cathay Bond	Short-term investment	Open market transaction	No	-	-	54,089	603,000	40,679	453,128	453,000	128	13,410	150,000
	Cathay Capital Income Growth Bond Fund	Short-term investment	Open market transaction	No	-	-	33,433	354,150	7,805	82,367	82,150	217	25,628	272,000
	KGI Victory Fund	Short-term investment	Open market transaction	No	-	-	160,365	1,669,000	126,851	1,319,730	1,319,000	730	33,514	350,000
	Chung Hsing Ping-An Fund	Short-term investment	Open market transaction	No	22,923	235,000	110,783	1,145,000	97,661	1,007,384	1,005,000	2,384	36,045	375,000
	Far Eastern Alliance Taiwan Bond Fund	Short-term investment	Open market transaction	No	-	-	9,588	100,000	9,588	100,027	100,000	27	-	-
	Invesco GP R.O.C. Bond	Short-term investment	Open market transaction	No	13,985	200,000	54,830	265,000	68,815	465,528	465,000	528	-	-
	Taishin Lucky Fund	Short-term investment	Open market transaction	No	-	-	20,000	200,000	-	-	-	-	20,000	200,000
	Bonds with repurchase agreements:													
	ECBs issued by Nanya Technology Corporation	Short-term investment	Open market transaction	No	-	-	-	188,779	-	188,960	188,779	181	-	-
	ECBs issued by Quanta Computer Inc.	Short-term investment	Open market transaction	No	-	-	-	377,426	-	377,788	377,426	362	-	-
	ECBs issued by Abit Computer Corporation	Short-term investment	Open market transaction	No	-	-	-	100,562	-	100,575	100,562	13	-	-
	Long Beach 2004-06 Class N1	Short-term investment	Open market transaction	No	-	-	-	168,217	-	168,533	168,217	316	-	-
	LBAHC 2004-6 Class N1 Notes	Short-term investment	Open market transaction	No	-	-	-	111,186	-	-	-	-	-	111,186

Evergreen Marine Corporation and Subsidiaries
Purchases from and Sales to Related Parties
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
For the Year Ended December 31, 2004
(Expressed in Thousands of Dollars)

Purchaser/Seller	Counterparty	Nature of Relationship	Transaction				Reason for Difference in the Terms on Related Party Transactions		Notes/Accounts Receivable (Payable)		Remark
			Purchases / Sales	Amount	% of the Total Purchases / Sales	Credit Term	Unit Price	Credit Term	Balance	% of Total Notes/Accounts Receivable (Payable)	
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$2,217,018	6.02	30~60 days	-	-	$(127,511)	3.88	
	Evergreen International Corp.	Investee of the Company's major stockholder	Purchases	472,385	1.28	30~60 days	-	-	(59,049)	1.80	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	632,052	1.72	30~60 days	-	-	(37,146)	1.13	
	Hatsu Marine Limited	Indirect subsidiary of the Company	Purchases	420,352	1.14	30~60 days	-	-	(599,635)	18.27	
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Purchases	1,053,172	2.86	30~60 days	-	-	(156,879)	4.78	
	Gaining Enterprise S.A.	Subsidiary of EITC	Purchases	2,105,492	5.72	30~60 days	-	-	-	-	
	Tai Wha Checker Co., Ltd.	Indirect subsidiary of the Company	Purchases	122,738	0.33	30~60 days	-	-	(9,738)	0.30	
	Evergreen International Storage & Transport Corp.	Investee accounted for by equity method	Sales	104,901	0.25	30~60 days	-	-	24,396	0.71	
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Sales	110,909	0.27	30~60 days	-	-	-	-	
	Lloyd Triestino Di Navigazione S.P.A.	Investee of the Company's subsidiary	Sales	121,029	0.29	30~60 days	-	-	-	-	
Hatsu Marine Limited	Evergreen Marine Corporation	Parent company	Sales	GBP 6,970	1.91	30~60 days	-	-	GBP 1,728	5.84	
Greencompass Marine S.A.	Evergreen Marine Corporation	Parent company	Sales	USD 30,823	1.53	30~60 days	-	-	USD 422	0.23	

Schedule 10

Evergreen Marine Corporation and Subsidiaries
Receivables from Related Parties
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
December 31, 2004
(Expressed in Thousands of Dollars)

Creditor	Counterparty	Nature of Relationship	Balance as at December 31, 2004	Turnover Rate (No. of Times)	Overdue Receivables		Amount Received Subsequent to the Balance Sheet Date	Allowance for Bad Debts
					Amount	Action Taken		
Evergreen Marine Corporation	Evergreen International Corp.	Investee of the Company's major stockholder	Accounts receivable $340,659	-	$-	-	$215,074	$-

Evergreen Marine Corporation and Subsidiaries
Information on Investee Companies
For the Year Ended December 31, 2004
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at December 31, 2004			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at December 31, 2004	Balance as at January 1, 2004	No. of Shares	Ownership (%)	Carrying Value			
Evergreen Marine Corporation	Peony Investment S.A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$34,672,963	$7,827,955	$7,854,815	Subsidiary of the Company
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Ssu Wei 4th Rd., Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	85,052	28,861	15,585	Subsidiary of the Company
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sale of residential and commercial buildings	320,000	320,000	32,000	40.00	374,111	71,093	28,437	Investee accounted for by equity method
	Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,224,024	918,794	352,460	Investee accounted for by equity method
	Evergreen Security Corporation	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	3,000	31.25	33,932	10,359	3,185	Investee accounted for by equity method
	EVA Airways Corporation	11F, No.376, Hsinnan Rd., Section 1, Lu Chu Hsiang, Taoyuan County, Taiwan	International passenger and cargo transportation	8,569,973	8,069,973	685,687	20.96	9,035,433	3,242,935	706,714	Investee accounted for by equity method
	Taipei Port Container Terminal Corporation	6F-1, No.220, Songjiang Rd., Taipei, Taiwan	Container distribution and cargo stevedoring	160,000	160,000	16,000	20.00	154,995	(3,621)	(724)	Investee accounted for by equity method
	Toplogis Technology Corporation	3F-3, No.185, Kewang Rd., Gaoyuan Village, Longtan Shiang, Taoyuan County	IT services and design and wholesale of software	10,000	-	1,000	25.00	8,809	(4,765)	(1,191)	Investee accounted for by equity method

(Forward)

Evergreen Marine Corporation and Subsidiaries
Information on Investee Companies
For the Year Ended December 31, 2004
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at December 31, 2004			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at December 31, 2004	Balance as at January 1, 2004	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	Greencompass Marine S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100.00	USD 731,702	USD 117,461	USD 117,461	Indirect subsidiary of the Company
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 8,000	USD 8,000	80	100.00	USD 3,487	(USD 2,284)	(USD 2,284)	Indirect subsidiary of the Company
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B. V. I.	Investment holding company	USD 10	USD 10	10	100.00	USD 67,141	USD 6,088	USD 6,088	Indirect subsidiary of the Company
	Hatsu Marine Limited	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 109,474	USD 80,758	USD 41,187	Indirect subsidiary of the Company
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, 81700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	97.50	USD 31,267	USD 3,181	USD 3,102	Indirect subsidiary of the Company
	PT. Evergreen Marine Indonesia	Gedung Pricewaterhouse Coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 258	USD 258	-	25.40	USD 476	USD 1,623	USD 413	Investee company of Peony accounted for under equity method
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.00	USD 9,236	USD 592	USD 563	Indirect subsidiary of the Company
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	Rp 1,800,000	Rp 1,800,000	2	17.39	USD 138	USD 237	USD 47	Indirect subsidiary of the Company
	Luanta Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 15,785	USD 15,785	-	50.00	USD 16,782	(USD 2,101)	(USD 1,050)	Investee company of Peony accounted for under equity method
	Balsam Investment (Netherlands) N.V.	21-A Van Englenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 162,550	USD 132,146	USD 64,752	Investee company of Peony accounted for under equity method
	Shanghai Jifa Logistics Co., Ltd.	7-8F, Jifa Building, No.4049C, Jungong Rd., Shanghai City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 6,635	USD 6,635	-	21.06	USD 8,080	USD 2,540	USD 535	Investee company of Peony accounted for under equity method
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,059	(USD 113)	(USD 62)	Indirect subsidiary of the Company
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Unit 403, 3F, Eastern Garden, No.138 A-Li Mountain Rd., Huangdao Development Dist. Qingdao City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 4,447	USD 4,447	-	40.00	USD 5,057	USD 1,100	USD 440	Investee company of Peony accounted for under equity method
	Ningbo Victory Container Co., Ltd.	No.1 Area, Beilnn Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 1,199	USD 1,199	-	40.00	USD 2,296	USD 1,798	USD 719	Investee company of Peony accounted for under equity method

(Forward)

Evergreen Marine Corporation and Subsidiaries

Information on Investee Companies

For the Year Ended December 31, 2004

(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at December 31, 2004			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at December 31, 2004	Balance as at January 1, 2004	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Loading and discharging of containers	USD 28,636	USD 10,154	12,250	48.18	USD 17,462	USD 3,575	USD 1,430	Investee company of Peony accounted for under equity method
	Evergreen Shipping (S) Pte. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 219	USD 219	383	25.50	USD 935	USD 1,155	USD 295	Investee company of Peony accounted for under equity method
	Evergreen Star (Thailand) Co. Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 238	USD 238	204	25.50	USD 1,134	USD 3,623	USD 924	Investee company of Peony accounted for under equity method
	Evergreen Korea Corporation	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 238	USD 238	61	50.00	USD 2,449	USD 2,107	USD 1,053	Investee company of Peony accounted for under equity method
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 1,622	USD-	4	70.00	USD 1,708	(USD 11)	(USD 8)	Indirect subsidiary of the Company
	Evergreen India Pte. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 12	USD-	5	49.99	USD 18	USD 12	USD 6	Investee company of Peony accounted for under equity method
	Evergreen Marine Australia Pty Ltd.	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD-	USD-	-	25.50	USD 213	USD 577	USD 324	Investee company of Peony accounted for under equity method
Taiwan Terminal Services Co., Ltd.	Tai Hwa Checker Co., Ltd.	7F, No. 177 Ssu Wei 4th Road, Kaohsiung, Taiwan	Shipping services	NTD 8,124	NTD 8,124	-	70.00	NTD 20,582	NTD 11,858	NTD 8,230	Indirect subsidiary of the Company

Evergreen Marine Corporation
Investments in Mainland China
For the Year Ended December 31, 2004
(Expressed in Thousands of Dollars)

Investee in Mainland China	Main Business	Paid-in Capital	Way of Investing in Mainland China (Note 1)	Balance of Investments in Mainland China as at January 1, 2004	Investment Amount Remitted to Mainland China from Taiwan during 2004	Amount Remitted Back to Taiwan from Mainland China during 2004	Balance of Investments in Mainland China as at December 31, 2004	The Company's Direct/ Indirect Ownership in the Investee (%)	Investment Income (Loss) for 2004 (Note 2)	Carrying Value of Investments as at December 31, 2004	Accumulated Amount of Investment Income Remitted Back to Taiwan as at December 31, 2004
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB271,565	(2)	$203,625 (USD 6,000)	$-	$-	$190,605 (USD 6,000)	21.06	$17,833 (USD 535)	$256,678 (USD 8,080)	$-
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading and discharging	RMB24,119	(2)	$34,548 (USD 1,018)	-	-	32,339 (USD 1,018)	40.00	23,973 (USD 719)	72,937 (USD 2,296)	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB92,500	(2)	$150,920 (USD 4,447)	-	-	141,270 (USD 4,447)	40.00	14,670 (USD 440)	160,637 (USD 5,057)	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	RMB44,960	(2)	$106,360 (USD 6,825)	-	-	99,559 (USD 3,134)	55.00	(2,066) (USD -62)	97,170 (USD 3,059)	-
Shanghai Pao Long International Container Co., Ltd.	Manufacturing of dry cargo containers, container parts and other parts	RMB59,617	(2)	$31,623 (USD 6,825)	-	-	216,813 (USD 6,825)	65.00	(37,764) (USD -1,133)	87,159 (USD 2,744)	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	HKD92,000	(2)	27,431 (HKD 6,304)	-	-	25,756 (HKD 6,304)	6.85	-	25,756 (HKD 6,304)	-

Balance of Investments in Mainland China as at December 31, 2004	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA)	Quota of Investments in Mainland China Imposed by the Investment Commission of MOEA	
$754,507	$1,063,735 (USD 33,485)	Net worth under $5,000,000,000 (40%)	$2,000,000
		Net worth between $5,000,000,000 and $10,000,000,000 (30%)	1,500,000
		Net worth over $10,000,000,000 (20%)	8,455,309
			$11,955,309

(Net worth of the Company: NT$52,276,545)

Note 1: Investments in Mainland China can be conducted by the following ways:
- (1) Remitting the funds to Mainland China via a thirty country
- (2) Via a new investee to be set up in a third country
- (3) Via an existing investee set up in a third country
- (4) Investing directly in Mainland China
- (5) Others

Note 2: Investment income (loss) for the year
- "(1)" denotes that the investee is still in the start-up stage.
- "(2)" denotes the basis on which the investment income (loss) is recognized.
  - (a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor
  - (b) Based on the investee's financial statements audited by the Company's auditor
  - (c) Others